As filed with the Securities and Exchange Commission on September 28, 2006

Registration No. 333-136005

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-2/A

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

 Enigma Software Group, Inc.
(Name of Small Business Issuer in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	7372 (Primary Standard Industrial Classification Code Number)	20-2675930 (I.R.S. Employer Identification No.)

2 Stamford Landing, Suite 100
Stamford, CT 06902
(888) 360-0646
(Address and Telephone Number of Principal Executive Offices)

Alvin Estevez
President & CEO
Enigma Software Group, Inc.
2 Stamford Landing, Suite 100
Stamford, CT 06902
(888) 360-0646
(Name, Address and Telephone Number of Agent For Service)

 Copies to:
Robert S. Matlin, Esq.
Uche D. Ndumele, Esq.
Kirkpatrick & Lockhart Nicholson Graham
599 Lexington Avenue
New York, New York 10022-6030
Telephone: (212) 536-3900 Facsimile: (212) 536-3901

Approximate Date of Proposed Sale to the Public: From time to time after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☑

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To be Registered	Amount to be Registered	Proposed Maximum Aggregate Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock, $.001 par value(2)	43,000,000 shares	$0.04	$1,720,000	$184.04
Common Stock, $.001 par value (3)	15,000,000 shares	$0.04	$600,000	$64.20
Total Registration Fee (4)	58,000,000 shares	______	$2,900,000	$248.24

(1)
Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) based on the average of the high and low prices on the Over the Counter Bulletin Board on September 20, 2006.

(2)
The shares of common stock being registered hereunder are being registered for resale by certain selling stockholders named in the prospectus upon conversion of outstanding secured convertible debentures. In accordance with Rule 416(a), the registrant is also registering hereunder an indeterminate number of shares that may be issued and resold to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(3)
The shares of common stock being registered hereunder are being registered for resale by certain selling stockholders named in the prospectus upon exercise of outstanding warrants. In accordance with Rule 416(a), the registrant is also registering hereunder an indeterminate number of shares that may be issued and resold to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(4)	Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Prospectus

Subject to Completion, Dated September 28, 2006

58,000,000 Shares of Common Stock

This prospectus relates to the resale of up to 58,000,000 shares of common stock, par value $0.001 per share (the “Common Stock”) of Enigma Software Group, Inc. (the “Company”) by Dutchess Private Equities Fund, LP and Dutchess Private Equities Fund, II, LP (collectively “Dutchess”), of which up to 43,000,000 shares are issuable upon the conversion of Secured Convertible Debentures (the “Debenture” or “Debentures”) of the Company and the payment of the principal amount of, and interest on, these Debentures; and 15,000,000 shares are issuable upon the exercise of outstanding warrants (the “Warrants”) by Dutchess (the “Offering”). The Company will not receive any proceeds from the conversion of the Debentures into Common Stock but will receive proceeds from the exercise of the Warrants, if exercised.

Our Common Stock is traded and prices are reported on the Over the Counter Bulletin Board (“OTCBB”) under the symbol “ENGM OTC:BB.” The shares of Common Stock being offered for sale by the selling stockholders may be sold at prevailing market prices from time to time. On September 20, 2006, the last reported sale price of our Common Stock was $.04 per share. These prices will fluctuate based on the demand for the shares of our Common Stock.

See “Risk Factors” beginning on page 7 for risks of an investment in the securities offered by this prospectus, which you should consider before you purchase any shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is __________, 2006

This prospectus is not an offer to sell any securities other than the shares of Common Stock offered hereby. This prospectus is not an offer to sell securities in any circumstances in which such an offer is unlawful.

We have not authorized anyone, including any salesperson or broker, to give oral or written information about this offering, the Company, or the shares of Common Stock offered hereby that is different from the information included in this prospectus. You should not assume that the information in this prospectus, or any supplement to this prospectus, is accurate at any date other than the date indicated on the cover page of this prospectus or any supplement to it.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this Prospectus and may not contain all of the information that you should consider before investing in the shares. You are urged to read this Prospectus in its entirety, including the information under “Risk Factors” and our financial statements and related notes included elsewhere in this Prospectus.

OUR COMPANY

Enigma Software Group, Inc. (“Enigma” or the “Company”), is a Delaware corporation, headquartered in Connecticut, that was formed in 2005 and is the surviving corporation of a reverse takeover with Maxi Group, Inc. (“Maxi”). The Company commenced operations in 1999 and is a developer of security software products designed to give customers control over the programs installed on their computers in an automated and easy-to-use way, thereby enhancing transparency and user-control. In February of 2005, Enigma, upon completion of a reverse takeover transaction with Maxi, began trading on the Over the Counter Bulletin Board (the “OTCBB”). Enigma currently trades on the OTCBB under the symbol “ENGM.”

Enigma’s products utilize proprietary technology and target the consumer market. The Enigma consumer software product line is currently distributed exclusively over the Internet by download, and is focused on delivering Internet privacy and security to individual users, home offices, and small businesses. Enigma’s integrated products work to protect customers’ computers from Spyware, unwanted advertising, tracking, and malicious hacker attacks.

The Company’s SpyHunter® product (“SpyHunter”) is well known in the desktop protection field. The Company has over 750,000 paying customers who have purchased SpyHunter over the past three years, and the Company has been featured in industry publications such as PC Magazine and PC World. SpyHunter has generated sales in excess of $22 million from these paying customers. Furthermore, approximately 15 million free trials of SpyHunter have been downloaded worldwide. SpyHunter is used to scan and remove Spyware and Adware from customers’ computers.

Enigma has derived most of its revenue to date from SpyHunter license fees. Users are able to download trial versions of Enigma’s products from its various websites and then can decide whether to purchase fully licensed versions over the Internet via credit card. Users who purchase the fully licensed version pay a fee of $29.99, download the product to their computer and are then entitled to receive support and regular updates for 6 months from the date of purchase.

The Company has incurred significant operating expenditures in 2003, 2004 and 2005, and we continue to incur such expenditures in 2006. In addition, SpyHunter Series 1 experienced a sustained, substantial decline in product sales volume during the year ended December 31, 2004. License revenues from SpyHunter 2.0, which was introduced in late January 2005, never attained the levels experienced by SpyHunter Series 1 in its product life cycle, and neither has SpyHunter 2.7, which was introduced in May 2006. Consequently sales are expected to continue to decline. It is possible that the revenue from new license sales of SpyHunter could be phased out completely during 2007 or 2008.

The Company was founded by Colorado Stark and Alvin Estevez with the philosophy that software applications should be as simple to operate as a Fisher-Price toy; the products have to be good, and must address the widest possible market. For that reason, each of Enigma’s software applications is designed to be highly effective, yet extremely easy to use.

Following an initial investment round of $50,000 at the time of operational commencement, Enigma had not raised any additional investment capital, and had financed its growth solely from cash flow generated by operating activities, up until June 2006, when Enigma entered into a One Million dollar ($1,000,000) convertible debenture agreement with Dutchess Private Equities Fund, LP and Dutchess Private Equities Fund, II, LP (collectively “Dutchess”). If Dutchess elects to convert its Debentures into shares of Common Stock of the Company, the conversion price for their shares of Common Stock will fluctuate at a substantial percentage discount (25%) to fluctuating market prices. As a result, the number of shares issuable to Dutchess, upon conversion of the Debentures could be potentially materially adverse to current and potential investors. For example, if the lowest closing bid price during the 20 trading days immediately preceding a conversion were to be $0.031 per share, a price decline of 56% below the Maximum Conversion Price of $0.07, Dutchess would receive approximately 43,000,000 shares ($1,000,000 divided by $0.031 x 75%, or $1,000,000 divided by $0.02325), which is more than triple the minimum number of shares (14,285,714) issuable upon conversion of all of the Debentures at the Maximum Conversion Price. Please see our Risk Factors on pages 18-19 for additional information.

In connection with the issuance of the Debentures to Dutchess, Colorado Stark and Alvin Estevez exchanged their shares of Common Stock for shares of newly issued Series A Convertible Preferred Stock (the “Preferred Stock”). The number of shares issuable upon conversion of the Preferred Stock, issued as an anti-dilutive device to Colorado Stark and Alvin Estevez, work in tandem with the number of shares issuable upon conversion of the Debentures. For example, the minimum amount of dilution to be experienced by Messrs. Stark & Estevez from their original holdings of Common Stock, at a combined holding of 74.2% of the outstanding Common Stock, due to conversion of the Debentures and issuance of stock from the exercise of Warrants, is 15%. Consequently the share conversion price is fixed at $0.07, subject to certain adjustments. This would result in the issuance of 106,199,832 shares of Common Stock upon conversion of their 7,433,988 shares of Preferred Stock, assuming issuance of 43,000,000 shares to Dutchess upon conversion of 100% of their Debentures and the issuance of 15,000,000 shares to Dutchess, upon exercise of 100% of their Warrants. Dutchess’ overall ownership at any one moment is limited to 9.9% of the outstanding shares of Common Stock in accordance with the financing documents. However, Dutchess is free to sell any shares into the market, which have been issued to them, thereby enabling Dutchess to convert the remaining Debentures or exercise additional warrants into shares of Common Stock. The shares of Preferred Stock so issuable are not a part of this registration statement (the “Registration Statement”). Please see our Risk Factor on page 16 for additional information as well as Description of Securities, pages 42-44.

Principal Product and its Market:

The Company's principal product is an in-house developed software program marketed under the name SpyHunter.

Spyware and other parasitic programs are installed on computers without the computer owners' knowledge or consent. Spyware programs allow their makers to monitor Internet browsing patterns, inundate computers with "pop-up" ads, transmit sensitive user data (including personal and financial information), and more. Many people are familiar with freeware, shareware, cookies, media players, interactive content, and file sharing, but what they may not realize is that some of the aforementioned may contain hidden code or components that allow the developers of these applications and tools to collect and disseminate information about those using them.

To protect our customers from Spyware and other threats, SpyHunter scans the files on a computer's hard drive, as well as Windows registry settings. SpyHunter then compares these files against our spyware database. SpyHunter's database consists of complete component profiles (files, registry settings, MD5 file signatures, and other diagnostic information) of various adware applications, spyware programs, backdoor trojans, browser hijackers, tracking cookies, worms, keyloggers, etc. that commonly afflict computers connected to the Internet. If SpyHunter's scanning process is unable to detect a suspicious threat, the customer has the option to rapidly generate a diagnostic report. SpyHunter will then transmit this information directly to our spyware helpdesk database, which is supervised by our support department. Using this updated information, the customer is now able to successfully detect and remove the parasitic program which is compromising their system.

Spyware makers consistently update and alter their programs to avoid detection by anti-Spyware utilities like SpyHunter. For this reason, SpyHunter's spyware database is updated regularly using the collective diagnostic reports generated through our user base, coupled with the spyware component profiles assembled through our technical team's active research.

Distribution Methods of the Product:

SpyHunter is downloaded over the Internet upon authorization of the customer’s credit card issuer. It is not sold in retail stores, but copies may be ordered on CD format from the Company’s website. Most users have historically found Enigma’s websites through advertisements purchased by the Company from Internet advertising companies and other advertising networks and search engines. Trial versions of SpyHunter are also available on download sites such as download.com and tucows.com. The Company also operates an affiliate program where other website operators can become resellers of Enigma products on a pay-for-performance basis. Most of the Company’s marketing agreements are short term purchase orders that either party can terminate, while other marketing is based on automated auctions for search engine advertising. None of the Company’s marketing agreements generate significant revenue for the Company.

Risk Factors

Our financial condition, business, operation and prospects involve a high degree of risk. You should carefully read and consider the risks and uncertainties described below as well as the other information in this report before deciding to invest in our Company. If any of the following risks are realized, our business, operating results and financial condition could be harmed and the value of our stock could go down. This means that our stockholders could lose all or a part of their investment. For a more detailed discussion of some of the risks associated with our Company, you are urged to carefully review and consider the section entitled “Risk Factors” beginning on page 7 of this prospectus.

General

The Company’s principal executive offices are located at 2 Stamford Landing, Suite 100, Stamford, CT 06902, and the Company’s telephone number at that address is (888) 360-0646. The Company has a corporate internet website at http://www.enigmasoftwaregroup.com.The reference to this website address does not constitute incorporation by reference of the information contained therein.

About This Offering

This prospectus relates to the resale of up to 58,000,000 shares of Common Stock, of which 43,000,000 shares are issuable upon the conversion of Debentures and the payment of the principal amount of, and interest on, these Debentures, and 15,000,000 shares are issuable upon the exercise of Warrants of our Company by certain selling stockholders identified in this prospectus. All of the 58,000,000 shares, when sold, will be sold by these selling stockholders. The selling stockholders may sell their Common Stock from time to time at prevailing market prices. We will not receive any proceeds from the sale of the shares of Common Stock by the selling stockholders.

Common Stock Offered	58,000,000 shares

Common Stock Offered by the Selling Stockholders
58,000,000 shares. The 15,000,000 warrant shares included in such shares will be issued by the Company. Although the Company will not receive any of the proceeds from the sale of the shares, it will receive proceeds from the exercise of certain outstanding warrants included therein.

Common Stock Outstanding at August 31, 2006(1)	4,191,266 shares

Use of Proceeds of the Offering	We will not receive any of the proceeds from the sale of the shares by the Offering, except upon exercise of certain outstanding warrants.

OTCBB Ticker Symbol	ENGM

(1) Reflect the reduction of 12,052,001 Common Stock exchanged by Colorado Stark and Alvin Estevez for Preferred Stock.

Selected Financial Information

The selected financial information presented below is derived from and should be read in conjunction with our financial statements, including notes thereto, appearing elsewhere in this prospectus. See “Financial Statements.”

Summary Operating Information
Six Month Period ended June 30, 2006 and Year Ended December 31, 2005

	Six Months Ended June 30, 2006	Year Ended December 31, 2005
Total revenues	$596,909	$22,022,725
Total costs and expenses	$1,002,833	$3,281,380
Operating (loss) income	($405,924)	$18,741,345
(Loss) income before income tax provision	($1,445,296)	$18,754,793
Net (loss) income	($1,445,296)	$10,173,096

Summary Balance Sheet
June 30, 2006

Total current assets	$1,068,506
Total assets	$1,174,873
Total current liabilities	$2,629,249
Total liabilities	$2,629,249
Total capital deficit	($1,454,376)
Total liabilities and capital deficit	$1,174,873

RISK FACTORS

You should carefully consider the risks described below before investing in the Company. We consider these risks to be significant to your decision whether to invest in our Common Stock at this time. If any of the following risks actually occur, our business, results of operations and financial condition could be seriously harmed, the trading price of our Common Stock could decline and you may lose all or part of your investment.

Risks Relating to Our Business

There is a substantial doubt about our ability to continue as a going concern.

At December 31, 2005, the Company’s independent public accounting firm issued a “going concern opinion” wherein they stated that the accompanying financial statements were prepared assuming the Company will continue as a going concern. As discussed in Note A to the financial statements as of December 31, 2005, the Company did not generate sufficient cash flows from revenues during the year ended December 31, 2005, to fund its operations. Also at December 31, 2005, the Company had negative net working capital of $175,533. The Company’s net working capital position has continued to deteriorate into the second quarter of 2006. These matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plan in regard to these matters is also described in Note A to the accompanying financial statements as of December 31, 2005. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. The issuance of the Debentures in the face amount of $1,000,000 has relieved the immediate cash crisis. However, unless the Company is successful in generating additional sources of revenue, or obtaining additional capital, or restructuring its business, the Company is likely to deplete its net working capital reserves during the third or fourth quarter of 2007.

The Company continues to lose money and could run out of cash in 15 to 17 months.

At the present level of business activity and assuming that cash sales continue at the average rate experienced during the second quarter, the Company’s working capital resources could be depleted within 15 to 17 months, or sometime in the third or fourth quarter of 2007. Actual results may be better or worse than anticipated, depending upon the Company’s actual sales results. On June 28, 2006, the Company, entered into a Subscription Agreement (the “Subscription Agreement”) with Dutchess, and immediately closed the transaction pursuant to which the Company issued secured Debentures, convertible into shares of Common Stock of the Company, in the principal amount of One Million dollars ($1,000,000). Dutchess funded Five Hundred Thousand dollars ($500,000) to the Company upon the initial closing and Dutchess funded an additional Five Hundred Thousand dollars ($500,000) to the Company simultaneously with the filing in July 2006 of the registration statement with the Securities and Exchange Commission (the “SEC”), covering the shares of Common Stock underlying the Debentures.

The Company’s liquidity position is extremely severe, as without the funds derived from the sale of the Debentures to Dutchess, the Company would have run out of cash in July 2006. If all sales were to cease, and without reducing expenditures accordingly, the Company’s working capital reserves would be depleted in 7 months. Therefore, if this situation were to occur, the Company would require additional funds of $600,000 in order to continue operations for the next 12 months. Please refer to Liquidity and Capital Resources in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

If we do not continue to innovate and provide products and services that are useful to users, we may not remain competitive, and our revenues and operating results could suffer.

Our success depends on providing products and services that people use for a high quality Internet experience. Our competitors are constantly developing innovations in web search, online advertising and providing information to people. As a result, we must continue to invest significant resources in new product development in order to introduce new high-quality products and services that people will use. If we are unable to predict user preferences or industry changes, or if we are unable to modify our products and services on a timely basis, we may lose users and advertisers. Our sales will decline also if our innovations are not responsive to the needs of our users and advertisers, are not appropriately timed with market opportunity, or are not effectively brought to market.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential stockholders could lose confidence in our financial reporting which could harm the trading price of our stock.

Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. Inferior internal controls could cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock. During the year ended December 31, 2005, we found it necessary to reduce our staffing in order to conserve cash, as our level of business activity declined. As a result, there is very limited segregation of duties. We have implemented procedures to both limit access to bank accounts and to segregate the approval of invoices from disbursements of cash. However, with only seven employees at the Company, total segregation of duties is not practicable.

Our corporate culture has contributed to our success, and if we cannot maintain this culture as we grow, our business may be harmed as we might become less responsive to the market conditions that affect our products.

We believe that a critical contributor to our success has been our corporate culture, which we believe fosters innovation, creativity and teamwork. As our organization grows, and we are required to implement more complex organizational management structures, we may find it increasingly difficult to maintain the beneficial aspects of our corporate culture. This could negatively impact our future success.

Existing or new legislation could expose us to substantial liability, restrict our ability to deliver services to our users, limit our ability to grow and cause us to incur significant expenses in order to comply with such laws and regulations.

There are a number of emerging initiatives in the computer software industry. One example is the Consumer Protection Against Computer Spyware Act that provides protection for consumers against certain types of software. The aim of most of the emerging initiatives is to define which practices in the software industry are acceptable, which practices are violations of existing law, and what will require new laws. This type of legislation could impact us negatively in several ways, primarily because it would reduce the proliferation of Spyware, thereby making it more difficult to market an anti-Spyware software removal product.

During 2005, legislation pertaining to Spyware was enacted in 12 states, and is being considered in 28 additional states. This type of Legislation imposes severe penalties for companies who are in the business of distributing and installing Spyware. Typically companies will be charged fines ranging from $1,000 to $1,000,000 for each instance of installing Spyware. In some states such as New York, in addition to sharp penalties, there are also criminal charges that can be brought for installing Spyware.

This type of legislation could impact our business negatively because it would reduce the proliferation of Spyware, thereby making it more difficult to market an anti-Spyware software removal product.

Our intellectual property rights are valuable, and any inability to protect them could reduce the value of our products, services and brand.

The technology and software we have developed, which underlie our products and services, are very important to us. Our proprietary products are not protected by patents. However, SpyHunter is protected as a registered trademark. To further protect our intellectual property rights, we license our software products and require our customers to enter into license agreements that impose restrictions on their ability to use the software or transfer it to other users. Additionally, we seek to avoid disclosure of our trade secrets through a number of means, including, but not limited to, requiring those persons with access to our proprietary information to execute confidentiality agreements with us, and by restricting access to our source code. In addition, we protect our software, documentation, templates and other written materials under trademark, trade secret and copyright laws. Even with all of these safeguards, there can be no assurance that such precautions will provide meaningful protection from competition or that competitors will not independently be able to develop similar technology. The copyright, trademark and trade secret laws, which are a significant source of protection for our intellectual property, offer only limited protection. In addition, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights in software are uncertain and still evolving, and the future viability or value of any of our intellectual property rights is uncertain. Effective trademark, copyright and trade secret protection may not be available in every country in which our products are distributed or made available. If, in the future, litigation is necessary to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of the proprietary rights of others, such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, operating results and/or financial condition. As a result, ultimately, we may be unable, for financial or other reasons, to enforce our rights under the various intellectual property laws described above.

We may be subject to intellectual property rights claims in the future, which are costly to defend, and could require us to pay damages and limit our ability to use certain technologies in the future.

The Company has not been a party to an intellectual property suit. However, as we face increasing competition, the possibility of intellectual property rights claims against us grows. Our revenues rely significantly on our intellectual property and to the extent we become subject to any intellectual property claims, they would have a material effect on the Company, and our technologies may not be able to withstand third-party claims or rights against their use. Any intellectual property claims, with or without merit, could be time-consuming, expensive to litigate, or settle, and could divert management resources and attention.  An adverse determination could also prevent us from offering our products and services to others and may require that we procure substitute products or services. With respect to an intellectual property rights claim, we may have to pay damages or stop using technology found to be in violation of a third party’s rights. We may have to seek a license for the technology, which may not be available on reasonable terms and may significantly increase our operating expenses. The technology also may not be available for license to us at all. As a result, we may be required to develop alternative non-infringing technology, which could require significant effort and expense. If we cannot license or develop technology for the infringing aspects of our business, we may be forced to limit our product and service offerings and we may be unable to compete effectively. Any of these results could harm our brand and operating results.

Our ability to offer our products and services may be affected by a variety of U.S. and foreign laws.

The laws relating to the liability of providers of online services for activities of their users are currently unsettled both in the U.S. and abroad. Claims have been threatened and filed under both U.S. and foreign law for defamation, libel, invasion of privacy and other data protection claims, tort, unlawful activity, copyright or trademark infringement, or other theories based on the nature and content of the materials searched and the ads posted or the content generated by our users. From time to time, we have received notices from individuals who do not want their names or web sites to appear in our web search results when certain keywords are searched. It is also possible we could be held liable for misinformation provided over the web when that information appears in our web search results. If one of these complaints results in liability to us, it could be potentially costly, encourage similar lawsuits, distract management and harm our reputation and possibly our business. Whether or not existing laws regulating or requiring licenses for certain businesses of our advertisers (including, for example, distribution of pharmaceuticals, adult content, financial services, alcohol or firearms), are applicable to us may be unclear. Existing or new legislation could expose us to substantial liability, restrict our ability to deliver services to our users, limit our ability to grow and cause us to incur significant expenses in order to comply with such laws and regulations. Several other federal laws could have an impact on our business. Compliance with these laws and regulations is complex and may impose significant additional costs on us. For example, the Digital Millennium Copyright Act (the “DMCA”) has provisions that limit, but do not eliminate, our liability for listing or linking to third-party web sites that include materials that infringe copyrights or other rights, so long as we comply with the statutory requirements of the DMCA. The Children’s Online Protection Act and the Children’s Online Privacy Protection Act restrict the distribution of materials considered harmful to children and impose additional restrictions on the ability of online services to collect information from minors. In addition, the Protection of Children from Sexual Predators Act of 1998 requires online service providers to report evidence of violations of federal child pornography laws under certain circumstances. Any failure on our part to comply with these regulations may subject us to additional liabilities.

If we were to lose the services of our founders or our senior management team, we may not be able to execute our business strategy.

Our future success depends in large part upon the continued service of key members of our senior management team. In particular, our founders, Colorado Stark and Alvin Estevez, are critical to our overall management, as well as to the development of our technology, our culture and our strategic direction. We do not maintain any key-person life insurance policies. The loss of any of our management or key personnel could seriously harm our business.

If we are unable to retain or motivate key personnel or hire qualified personnel, we may not be able to grow effectively.

Our performance is largely dependent on the talents and efforts of highly-skilled individuals. Our future success depends on our continuing ability to identify, hire, develop, motivate and retain highly-skilled personnel for all areas of our organization; as well as to identify, contract with, motivate and retain contract personnel on an outsourced basis, for special projects. Competition in our industry for qualified employees and contractors is intense. Our continued ability to compete effectively depends on our ability to attract new employees and to retain and motivate our existing employees and to retain contract personnel. As we become a more mature company, we may find our recruiting efforts more challenging. The incentives to attract, retain and motivate employees provided by our stock option grants or by future arrangements, such as through cash bonuses, may not be as effective as in the past. If we do not succeed in attracting excellent personnel or retaining or motivating existing personnel, we may be unable to grow effectively.

Our two founders run our business and affairs collectively, which may harm their ability to manage effectively.

Colorado Stark, our Executive Chairman, and Alvin Estevez, our President and Chief Executive Officer (“CEO”), currently provide leadership as a team. Our Executive Chairman and CEO provide general supervision, direction, and control, subject to the control of the board of directors. As a result, they tend to operate collectively and to consult extensively with each other before significant decisions relating to all aspects of our operations are made. This may slow the decision-making process, and a disagreement among these individuals could prevent key strategic decisions from being made in a timely manner. If our two founders are unable to continue working well together in providing cohesive leadership, our business could be harmed.

We have a short operating history and a relatively new business model in an emerging and rapidly evolving market. This makes it difficult to evaluate our future prospects and may increase the risk of your investment.

From 1999 to 2003, we were engaged in analyzing the consumer software and internet service markets, which ultimately led to the development of SpyHunter, which was launched in 2003. As a result, we first derived cash from sales of consumer software security and privacy products in 2003, all of which revenue, as well as that of 2004 and the month of January 2005, had been deferred for financial reporting purposes and was recognized in the first and second fiscal quarters of 2005, as is discussed in the Notes to Condensed Financial Statements. We also attempted to develop an internet advertising search engine and spent considerable hours and dollars on developing this service, however, our lack of success in this regard, has led us to abandon our efforts. You must consider our business and prospects in light of the risks and difficulties that we have encountered, and will continue to encounter, as an early-stage company in a new and rapidly evolving market. We may not be able to successfully address these risks and difficulties, which could materially harm our business and operating results. As discussed in our Notes to Condensed Financial Statements, we have developed a new business model which is in the process of being implemented. If we are unsuccessful in this regard, the Company may run out of cash during the third or fourth quarter of 2007.

We have to keep up with rapid technological change to remain competitive.

Our future success will depend on our ability to adapt to rapidly changing technologies, to adapt our services to evolving industry standards and to improve the performance and reliability of our services. In addition, the widespread adoption of new Internet, networking or telecommunications technologies or other technological changes could require substantial expenditures to modify or adapt our services or infrastructure.

If we are unable to introduce new products or product enhancements on a timely basis, or if the market does not accept these products or product enhancements, our sales will decline.

The markets for certain of our products and services are new and the markets for all of our products and services are likely to change rapidly. Our future success will depend on our ability to anticipate changing customer requirements effectively, and in a timely manner, and to offer products and services that meet these demands. The development of new or enhanced software products and services is a complex and uncertain process. We may experience design, development, testing and other difficulties that could delay or prevent the introduction of new products or product enhancements. Further, we may experience delays in market acceptance of new products or product enhancements as customers evaluate the advantages and disadvantages of upgrading to our new products or services.

There is significant competition in our market, which could make it difficult to attract customers, cause us to reduce prices and result in reduced gross margins or loss of market share.

The market for our products and services is highly competitive, dynamic and subject to frequent technological changes. We expect the intensity of competition and the pace of change either to be maintained or at least be increased in the future. A number of companies offer freeware products that provide some of the functionality of our products. The Company’s products have been affected by the availability of such freeware products, thus we may not be able to maintain our competitive position against current or potential competitors, especially those with significantly greater financial, marketing, service, support, technical and other resources. Competitors with greater resources may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to potential employees, distributors, resellers or other strategic partners. We expect additional competition from other established and emerging companies as the market for our products continues to develop. We may not be able to compete successfully against current and future competitors.

If our restructuring program is not successful, we may not achieve the operational and financial objectives we have set, and our business, financial condition and results of operations could be materially adversely affected. We had attempted to transition from a license fee revenue model to an advertising based revenue model. Substantial operating losses and limited revenue forced us to abandon the advertising revenue model. We now have a new model that focuses on our core products, however, there can be no assurance our business model will be profitable.

Historically, we have derived substantially all of our revenues from license fees on SpyHunter, some of which revenue has been deferred for financial reporting purposes as discussed in the Notes to Condensed Financial Statements. SpyHunter Series 1 experienced a sustained, substantial decline in product sales volume during the year ended December 31, 2004. License revenues from SpyHunter 2.0, which was introduced in late January 2005, never attained the levels experienced by SpyHunter Series 1 in its product life cycle, and neither has SpyHunter 2.7, which was introduced in May 2007. It is possible that the revenue from new license sales of SpyHunter could be phased out completely during 2007 or 2008.

During 2004, and 2005, we devoted a large portion of our financial and personnel resources to develop new Internet search products. The Company’s business plan at that time included investing in new products with recurring subscription revenue, such as Spam filtering systems and Internet proxy services, as well as developing an advertising based revenue model. None of these invesments yielded positive results and all have been abandoned. In early 2006, it became obvious to management that the aspect of the Company’s business plan with respect to an advertising based revenue model was no longer viable, as the encouraging test results it had noted in the latter half of 2005, dissipated in January 2006. Consequently, this effort was abandoned.

There can be no assurance that we will develop a new product or implement a business model that will be profitable. Previously, our product sales were non-recurring and substantially all of our reported and deferred revenue for 2003, 2004, 2005 and the first six months of 2006 should be deemed as non-recurring revenue. For additional information, please review the Company’s discussion in “Management’s Discussion and Analysis.”

We may not be able to access third party technology, which we depend upon to conduct our business, and as a result, we could experience delays in the development and introduction of new products and services or enhancements of existing products and services.

If we lose the ability to access third party technology which we use, are unable to gain access to additional products or are unable to integrate new technology with our existing systems, we could experience delays in our development and introduction of new products and services and related improvements or enhancements until equivalent or replacement technology can be accessed, if available, or developed internally, if feasible. If we experience these delays, our sales could be substantially reduced. We license technology that is incorporated into our products and services from third parties. In light of the rapidly evolving nature of technology, we may increasingly need to rely on technology licensed to us by other vendors, including providers of development tools that will enable us to quickly adapt our technology to new products and services. Technology from our current or other vendors may not continue to be available to us on commercially reasonable terms, or at all.

Risks Related to Our Stock Being Publicly Traded

Our stock price may be volatile.

Our Common Stock has been trading in the public market for approximately 19 months. To date, trading volume has been extremely light, as most of our outstanding shares are unregistered and cannot yet be traded. We cannot predict the extent to which a trading market will develop for our Common Stock or how liquid that market might become. The trading price of our Common Stock has been and is expected to continue to be highly volatile as well as subject to wide fluctuations in price in response to various factors, some of which are beyond our control. These factors include:

•	Quarterly variations in our results of operations or those of our competitors.

•	Announcements by us or our competitors of acquisitions, new products, significant contracts, commercial relationships or capital commitments.

•	Disruption to our operations.

•	The emergence of new sales channels in which we are unable to compete effectively.

•	Our ability to develop and market new and enhanced products on a timely basis.

•	Commencement of, or our involvement in, litigation.

•	Any major change in our board of directors or management.

•	Changes in governmental regulations or in the status of our regulatory approvals.

•	Changes in earnings estimates or recommendations by securities analysts.

•	General economic conditions and slow or negative growth of related markets.

In addition, the stock market in general, and the market for technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These broad market and industry factors may seriously harm the market price of our Common Stock, regardless of our actual operating performance. In addition, in the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. Such litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

We do not intend to pay dividends on our Common Stock.

We have never declared or paid any cash dividend on our Common Stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future.

The concentration of our capital stock ownership with our founders, executive officers, employees, and our directors and their affiliates will limit our stockholders ability to influence corporate matters.

Until June 28, 2006, our founders, executive officers, directors (and their affiliates) and employees together owned approximately 77.0% of the voting power of our outstanding capital stock. In particular, our two founders, Colorado Stark and Alvin Estevez combined, controlled approximately 74.2% of the voting power of our outstanding capital stock. With the issuance of the Debentures to Dutchess, Colorado Stark and Alvin Estevez exchanged their shares of Common Stock for shares of newly issued Series A Convertible Preferred Stock (the “Preferred Stock”). While the Preferred Stock ranks senior to the Common Stock with respect to dividends, and on parity with the Common Stock with respect to liquidation, the holders of shares of the Preferred Stock shall generally vote together with the holders of shares of the Common Stock on an as-if-converted basis. Consequently, Colorado Stark and Alvin Estevez retain significant influence over management and affairs and over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of the Company or its assets, for the foreseeable future. This concentrated control limits the ability of stockholders to influence corporate matters and, as a result, we may take actions that our stockholders do not view as beneficial. As a result, the market price of our Common Stock could be adversely affected.

Provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable.

Provisions in our Certificate of Incorporation and By-laws may have the effect of delaying or preventing a change of control or changes in our management. These provisions include the following:

•
Our board of directors has the right to elect directors to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which may prevent stockholders from being able to fill vacancies on our board of directors.

•
Our stockholders may act by written consent, provided that such consent is signed by all the shareholders entitled to vote with respect to the subject matter thereof. As a result, a holder, or holders, controlling a majority of our capital stock would not be able to take certain actions without holding a stockholders’ meeting.

•	Our Certificate of Incorporation prohibits cumulative voting in the election of directors. This limits the ability of minority stockholders to elect director candidates.

As a Delaware corporation, we are also subject to certain Delaware anti-takeover provisions. Under Delaware law, a corporation may not engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other things, the board of directors has approved the transaction. Our board of directors could rely on Delaware law to prevent or delay an acquisition of us.

You may experience dilution as a result of the Dutchess financing transaction, as well as if we raise funds through the issuance of additional equity and/or convertible securities.

You may experience substantial dilution if Dutchess converts its Debentures into Common Stock of the Company. Since the Conversion Price fluctuates at a substantial percentage discount (25%) to fluctuating market prices, the number of shares issuable to Dutchess, upon conversion of the Debentures, is potentially limitless. In other words, the lower the average trading price of the Company’s shares at the time of conversion, the greater the number of shares that can be issued to Dutchess. This perceived risk of dilution may cause Enigma shareholders to sell their shares, thus contributing to a downward movement in the Company’s stock price, thereby potentially encouraging other Enigma shareholders to sell, or sell short, which could in turn further contribute to a spiraling stock price decline in Enigma’s Common Stock. You may also experience substantial dilution if Messrs. Stark and Eztevez convert their shares of Preferred Stock into shares of Common Stock (See Description of Securities, page 44). Dutchess’ overall ownership at any one moment is limited to 9.9% of the outstanding shares of Common Stock in accordance with the financing documents. However, Dutchess is free to sell any shares into the market, which have been issued to them, thereby enabling Dutchess to convert the remaining Debentures or exercise additional warrants into shares of Common Stock.

Our Common Stock has a small public float and future sales of our Common Stock, or sales of shares being registered under this document may negatively affect the market price of our Common Stock.

As of September 20, 2006, the most recent trading day in our Common Stock, there were 4,191,266 shares of our Common Stock outstanding, at a closing market price of $0.04 for a total market valuation of approximately $167,651. Our Common Stock has a public float of approximately 1,600,000 shares, which shares are in the hands of public investors, and which, as the term "public float" is defined by NASDAQ, excludes shares that are held directly or indirectly by any of our officers or directors or any other person who is the beneficial owner of more than 10% of our total shares outstanding. These 1,600,000 shares are held by a relatively small number of stockholders of record. We cannot predict the effect, if any, that future sales of shares of our Common Stock into the market will have on the market price of our Common Stock. However, sales of substantial amounts of Common Stock, including future shares issued upon the exercise of 15,000,000 Warrants, future shares issued upon the conversion of Debentures, or upon Colorado Stark and Alvin Estevez converting their Preferred Stock into Common Stock, or upon exercise of stock options (of which 2,391,610 are outstanding as of this filing and an additional 608,390 shares are reserved for issuance), or the perception that such transactions could occur, may materially and adversely affect prevailing market prices for our Common Stock.

We could terminate our Securities and Exchange Commission Registration, which could cause our Common Stock to be de-listed from the Over the Counter Bulletin Board.

As a public company with fewer than 300 shareholders, Enigma files its periodic reports with the SEC and registers its shares of Common Stock under the Securities Exchange Act of 1934 (the “Exchange Act”) on a voluntary basis. Since the Company has fewer than 300 stockholders of record, we are eligible to de-register our Common Stock under the Exchange Act. Although the Company does not currently plan to de-register its Common Stock, there can be no assurance that we would not de-register the Common Stock at some point in the future. If the Company were to take such action, it could inhibit the ability of the Company’s common stock holders to trade the shares in the open market, thereby severely limiting the liquidity of such shares. Furthermore, if we were to de-register, we would no longer be required to file annual and quarterly reports with the SEC and would no longer be subject to various substantive requirements of SEC regulations. De-registration would reduce the amount of information available to investors about our Company and may cause our Common Stock to be de-listed from the OTCBB. In addition, investors would not have the protections of certain SEC regulations to which we would no longer be subject. The Company has no intention of terminating the registration of the Common Stock, and in fact is constrained from doing so under the terms of its agreements with Dutchess.

Because the market for and liquidity of our shares is volatile and limited, and because we are subject to the "Penny Stock" rules, the level of trading activity in our Common Stock may be reduced.

Our Common Stock is quoted on the OTCBB (ENGM). The OTCBB is generally considered to be a less efficient market than the established exchanges or the NASDAQ markets. While our Common Stock continues to be quoted on the OTCBB, an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the price of our Common Stock, compared to if our securities were traded on NASDAQ or a national exchange. In addition, our Common Stock is subject to certain rules and regulations relating to "penny stocks" (generally defined as any equity security that is not quoted on the NASDAQ Stock Market and that has a price less than $5.00 per share, subject to certain exemptions). Broker-dealers who sell penny stocks are subject to certain "sales practice requirements" for sales in certain nonexempt transactions (i.e., sales to persons other than established customers and institutional "accredited investors"), including requiring delivery of a risk disclosure document relating to the penny stock market and monthly statements disclosing recent bid and offer quotations for the penny stock held in the account, and certain other restrictions. If the broker-dealer is the sole market maker, the broker-dealer must disclose this, as well as the broker-dealer's presumed control over the market. For as long as our securities are subject to the rules on penny stocks, the liquidity of our Common Stock could be significantly limited. This lack of liquidity may also make it more difficult for us to raise capital in the future.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” and elsewhere in this prospectus, constitute forward-looking statements. These statements involve risks known to us, significant uncertainties, and other factors which may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by those forward-looking statements.

You can identify forward-looking statements by the use of the words “may,” “will,” “should,” “could,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “potential,” “proposed,” or “continue” or the negative of those terms. These statements are only predictions. In evaluating these statements, you should specifically consider various factors, including the risk factors outlined above. These factors may cause our actual results to differ materially from any forward-looking statement.

Although we believe that the exceptions reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares of our Common Stock by the selling stockholders, Dutchess Private Equities Fund, LP and Dutchess Private Equities Fund, II, LP. We may receive net proceeds of up to approximately $1,007,566.00 upon the due exercise of warrants for 15,000,000 shares. However, because there is no assurance that any warrants will be exercised, we may receive nothing.

DILUTION

As of August 31, 2006, the Company’s total liabilities exceeded its total tangible assets by $1,495,899, giving rise to a negative net tangible book value of $1,495,899, after recognition of a derivative liability of $1,307,091 and a Warrant Liability of $735,694, both of which arise in connection with the accounting for the Convertible Debentures, or a negative $0.3569 per share, based upon 4,191,266 shares of Common Stock outstanding. Dilution is determined by subtracting net tangible book value per share after this Offering from the amount paid by new investors per share of Common Stock. You may experience substantial dilution as a result of the Dutchess financing transaction, as well as if we raise funds through the issuance of additional equity and/or convertible securities. You may experience substantial further dilution if Messrs. Stark and Estevez convert their shares of Preferred Stock into shares of Common Stock.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDERS MATTERS

Market for Common Stock

Bid and ask prices for our Common Stock are quoted from broker dealers on the Bulletin Board. Enigma’s trading symbol is “ENGM”.

The following table contains information about the range of high and low bid prices for our Common Stock for each quarterly period from Q1 2005 through Q2 2006 based upon reports of transactions on the OTCBB.

	Low	High
Fiscal 2005*
First Quarter (commencing February 22)	$0.42	$2.45
Second Quarter	$0.90	$1.54
Third Quarter	$0.30	$1.40
Fourth Quarter	$0.20	$0.55

Fiscal 2006*
First Quarter	$0.06	$0.25
Second Quarter	$0.05	$0.09

*The high and low prices listed have been rounded up to the next highest two decimal places.

The market price of our Common Stock is subject to significant fluctuations in response to variations in our quarterly operating results, general trends in the market for the products we distribute, and other factors, over many of which we have little or no control. Broad market fluctuations, as well as general economic, business and political conditions, may adversely affect the market for our Common Stock, regardless of our actual or projected performance. On September 20, 2006, the most recent trading day on which shares of the Company were traded, the closing bid price of our Common Stock as reported on the OTCBB was $0.04 per share.

Holders

As of September 18, 2006, there were 31 holders of record of our Common Stock.

Dividend Policy

We have never declared dividends or paid cash dividends on our Common Stock. We intend to retain and use any future earnings for the development and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

General

This discussion and analysis should be read in conjunction with our financial statements and accompanying notes, which are included elsewhere in this prospectus. This discussion includes forward-looking statements that involve risks and uncertainties. Operating results are not necessarily indicative of results that may occur in future periods. When used in this discussion, the words “believes”, “anticipates”, “expects” and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected.

Our business and results of operations are affected by a wide variety of factors, as we discuss under the caption “Risk Factors” and elsewhere in this prospectus, which could materially and adversely affect us and our actual results. As a result of these factors, we may experience material fluctuations in future operating results on a quarterly or annual basis, which could materially and adversely affect our business, financial condition, operating results and stock price.

Any forward-looking statements herein speak only as of the date hereof. Except as required by applicable law, we undertake no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

General Discussion on Results of Operations and Analysis of Financial Condition

We begin our General Discussion and Analysis with a discussion of the Critical Accounting Policies and the Use of Estimates, which we believe are important for an understanding of the assumptions and judgments underlying our financial statements. We continue with a discussion of the Results of Operations for the three-month and six-month periods ended June 30, 2006 and 2005, followed by a discussion of Liquidity and Capital Resources available to finance our operations, and conclude with a similar discussion for the years ended December 31, 2005 and 2004.

We are a developer of Internet-based systems and downloadable security software products designed to give our customers instant access to information on the web and control over the programs installed on their computers in an automated and easy to use way, thereby enhancing transparency and user control. Our business strategy is to leverage our knowledge of internet marketing, as well as our existing base of more than 750,000 users, to continue to develop Internet software products that further the values on which the Internet is based. Our consumer software product line is focused on delivering Internet privacy and security to individual users, homes, offices, and small businesses. Sales of SpyHunter® (“SpyHunter”) commenced in June 2003. In late January 2005, we began to license a new and improved product, SpyHunter 2.0, and added important new features in May 2006 with SpyHunter 2.7.

Critical Accounting Policies and the Use of Estimates

Revenue Recognition

We recognize revenue from the license fees of SpyHunter in accordance with accounting principles generally accepted in the United States of America that have been prescribed for the software industry. Revenue recognition requirements in the software industry are very complex and require us to make some estimates.

Specifically, we recognize revenues in accordance with Statement of Position (“SOP”) No. 97-2 “Software Revenue Recognition,” as amended by SOP No. 98-9 “Modification of SOP No. 97-2, Software Revenue Recognition, With Respect to Certain Transactions.” These statements of position provide guidance for recognizing revenues related to sales by software vendors. We sell our software products over the Internet. Customers order the product and simultaneously provide their credit card information to us. Upon receipt of authorization from the credit card issuer, the customer downloads the product over the Internet. For the sales price of $29.99, we provide post-contract customer support (“PCS”), consisting primarily of e-mail support and free updates to our software products as and when such updates are available.

For sales of SpyHunter 1 series that occurred during the years ended December 31, 2003 and 2004, as well as during the month of January 2005, this PCS was provided for an indefinite period into the future. However, with the introduction at the end of January 2005 of our new and improved product, SpyHunter 2.0, PCS was limited to one year from the date of purchase. For SpyHunter 2.7, PCS is limited to six months. Licensees of the SpyHunter 1 series were provided with PCS up until March 10, 2005, from which point forward we no longer supported that product.

With respect to SpyHunter 2.7, which replaced SpyHunter 2.0 in May 2006, there is a constant need to update Spyware definitions (e.g. there were 31 spyware definition updates to SpyHunter 2.0 during the 15 months from February 2005 to May 2006, while there were 32 spyware definition updates to SpyHunter 2.7 during the three months of May 2006 to August 2006), and the product is not functional without these definition updates which comprise the bulk of our Post Contract Support (PCS). The remainder of PCS consists of e-mail and telephonic customer support, which makes the product user friendly. Accordingly we believe that all of the value is attributable to PCS and hence the revenue from sales is attributable entirely to PCS and is deferred and recognized over 12 months in the case of the SpyHunter 2.0 product and 6 months in the case of the SpyHunter 2.7 product, the respective periods of PCS in each case. Also in each case we utilize the ½ month convention in the month of sale and the corresponding final month of PCS. In both product cases the renewal rate for PCS is $29.99, the same as the original sales price.

Customers are also able to order a CD version of, and an extended download service for, SpyHunter 2.7, in which case we earn commission income, all of which is recognized at the time of delivery of the product or service; as is any commission income that we earn on sales of other companies products or from on-line advertising of such products on our various websites.

In accordance with SOP No. 97-2 and SOP No. 98-9, the fee is required to be allocated to the various elements based on vendor specific objective evidence (“VSOE”) of fair value. On all sales of SpyHunter 1 series which occurred from June 2003 through January 2005, VSOE did not exist for the allocation of revenue to the various elements of the arrangement. As a result, we deferred all revenue from these arrangements. This deferred revenue totaled $21,270,075 and consisted of approximately $6,320,000 deferred for the year ended December 31, 2003, approximately $14,850,000 for the year ended December 31, 2004 and approximately $105,000 for the month of January 2005.

We informed all of our customers that as of March 10, 2005, we would no longer support or provide updates to the SpyHunter 1 series software and we offered SpyHunter 2.0 to then existing customers free of charge for a period of 90 days. Accordingly, we have recognized as revenue, all proceeds from the sales of SpyHunter 1 series that occurred from June 2003 through January 2005, ($21,270,075) during the 90 day period from March 11, 2005 through June 10, 2005, at the daily rate of 1/90 of the total deferred revenues.

With respect to sales of SpyHunter 2.0 and SpyHunter 2.7, which have PCS limited to one year and six months, respectively, after the sale, VSOE does exist for the allocation of revenue to the various elements of the arrangement, as we consider all of the revenue from such sales to be attributable to the service element. Accordingly, we recognize the license fees from these products during the 12-month period, in the case of SpyHunter 2.0, or 6-month period in the case of SpyHunter 2.7, immediately subsequent to the sale.

During the three-month period ended June 30, 2006, revenue from sales of software products amounting to $254,481 was reported, while actual cash sales were $212,773. The difference of $41,708 was attributable to partial recognition of sales deferred from prior periods, net of a partial deferment of second quarter 2006 sales. Similarly, for the three-month period ended June 30, 2005, revenue from sales of software products amounting to $16,418,139 was reported, while actual cash sales were only $544,143. The difference of $15,873,996 was attributable principally to recognition of sales deferred with respect to SpyHunter Series 1, from fiscal years 2003 and 2004, net of a partial deferment of second quarter 2005 SpyHunter 2.0 sales.

During the six-month period ended June 30, 2006, revenue from sales of software products in the amount of $551,921 was reported, while actual cash sales were only $318,768. The difference of $233,153 was attributable to partial recognition of sales deferred from prior periods, net of a partial deferment of first and second quarter 2006 sales. Similarly, for the six-month period ended June 30, 2005, revenue from sales of software products in the amount $21,400,177 was reported, while actual cash sales were only $736,507. The difference of $20,663,670 was principally attributable to partial recognition of sales deferred from 2003 & 2004, net of a partial deferment of first and second quarter 2005 sales. Actual cash sales are the sales of software that are physically concluded within the period under discussion, without respect to the deferred revenue accounting treatment of such sales for financial reporting purposes.

During the year ended December 31, 2005, the amount of revenue so recognized was approximately $640,000 on sales of approximately $1,210,000, with balance of $569,612 deferred revenue to be recognized in the year ending December 31, 2006.

Reserves for Product Returns

Our policy with respect to product returns is spelled out in our End User License Agreement (“EULA”), which states “…products purchased that are downloadable are NOT refundable; however, Enigma Software Group, Inc. reserves the right to award refunds to a customer on a per case basis.” As of June 30 2006, we had not accrued a reserve for potential refunds or chargebacks, as our experience has been such that returns and chargebacks are not material to our overall revenues. We may voluntarily accept greater or fewer products for return.

Income Taxes

We make estimates to determine our current provision for income taxes, as well as our income taxes payable. Our estimates with respect to the current provision for income taxes take into account current tax laws and our interpretation of current tax laws, as well as possible outcomes of any future tax audits. Changes in tax laws or our interpretation of tax laws and the resolution of any future tax audits could significantly impact the amounts provided for income taxes in our financial statements.

Legal Contingencies

As discussed in the Notes to Condensed Financial Statements and below, from time to time, we are involved in routine legal matters incidental to our business. In the opinion of management, the ultimate resolution of such matters will not have a material adverse effect on our financial position, results of operations or liquidity. The Company had leased space at 17 State Street, New York, New York (the "Building").  On March 10, 2006, the Company advised the owner of the Building that in view of the owner's breach of certain of its obligations under the Company's lease of space at the Building, the Company had no choice but to vacate the premises.  Accordingly, the Company relocated to offices in Stamford, Connecticut in order to conserve cash while it attempted to develop a viable business plan, rebuild its business and explore strategic alternatives.  In June 2006, the Company and the owner of the Building reached agreement (the “Agreement”) to settle the dispute. Per the terms of the Agreement, Enigma surrendered the premises and was released from the terms of the Short Term Lease Agreement it had entered into on April 28, 2004. Enigma paid the landlord the sum of $20,000 and the landlord retained a security deposit of $83,147, in consideration of the landlord executing and delivering the Agreement to Enigma. As a result, Enigma is no longer obligated to pay the landlord fixed rent, which from March 1, 2006 to November 30, 2007 would have been approximately $348,600, nor any other rent or charge in connection with its lease of the premises. In addition, Enigma and the landlord mutually released each other from any and all claims, except to the extent Enigma did not surrender the premises and caused damage to the Landlord thereby or otherwise breached any covenant or representation set forth in the Agreement. The security deposit had been written off by the Company during the year ended December 31, 2005. The $20,000 payment to the landlord was charged to operations during the three month period ended June 30, 2006.

In addition, the Company had been in dispute with the operator of a co-location facility where the Company had maintained a portion of its computer equipment until March 2006. The Company removed that equipment and ceased paying the operator the amount required under its agreement with the operator. In June 2006, the Company and the operator reached a mutually agreeable settlement of the amount owed for the remaining term of the agreement.

Results of Operations for the Three-Month and Six-Month Periods Ended June 30, 2006 and 2005

Overview

Our goals for the past several years were to launch SpyHunter, generate significant licensing fees and continue to build on that success by generating even greater licensing fees. We were successful in accomplishing these goals, but as discussed above, all of the revenue associated with the SpyHunter 1 series was deferred and not recognized as revenue until 2005, while the cash was received and used principally during 2003 and 2004 to support our operations. Therefore, all of our deferred revenue reported for 2003 and 2004, approximately $21.1 million, was realized and recorded as non-recurring revenue during 2005, without any cash flow effect. Our business plan going forward is to continue to develop both Internet software products and services for consumers in order to establish recurring subscription revenue.

During the third and fourth quarters of 2005, the Company attempted to restructure itself by transitioning from a license fee revenue model to an advertising based revenue model. This attempt ultimately failed and the Company completely abandoned this effort in January 2006. During the period of this attempted restructure, the Company terminated 11 of its 18 employees at a gross annual cost savings for salary and benefits, before outsourcing, of approximately $790,000.00, on a pre-tax basis. The terminated employees included 9 engineering and customer support personnel, and a portion of their workload was outsourced at an annual cost of approximately $150,000. In addition several administrative employees were terminated to conserve capital resources and their workload was absorbed by the remaining employees.

Revenues

For the three-month period ended June 30, 2006, reported revenues from the sales of software products were $254,481, principally consisting of revenue recognized from sales of SpyHunter 2.0 and SpyHunter 2.7. Also, for the three-months ended June 30, 2006, commission income and advertising revenues were $15,801. For the three-month period ended June 30, 2005, reported revenues from the sales of software products totaled $16,418,139, including the non-cash recognition of deferred revenue from sales of the SpyHunter 1 series of approximately $16,312,261 (the cash generated by these license fees having all been received during the years ended December 31, 2003, 2004 and the month of January 2005 and used to support operations of those years and period, respectively); and approximately $105,878 of revenue recognized principally from sales of SpyHunter 2.0.

For the six-month period ended June 30, 2006, reported revenues from the sales of software products were $551,921, principally consisting of revenue recognized from sales of SpyHunter 2.0 and SpyHunter 2.7. Also, for the six-months ended June 30, 2006, commission income and advertising revenues were $35,991. For the six-month period ended June 30, 2005, reported revenues from the sales of software products totaled $21,400,177, including the non-cash recognition of deferred revenue from sales of the SpyHunter 1 series of approximately $21,275,401 (the cash generated by these license fees having all been received during the years ended December 31, 2003, 2004 and the month of January 2005 and used to support operations of those years and period, respectively); and approximately $124,700 of revenue recognized principally from sales of SpyHunter 2.0.

The price charged for each of SpyHunter Series 1 and SpyHunter 2.0, was $29.99; the price charged for SpyHunter 2.7 is $29.99. SpyHunter Series 1 was introduced in June 2003 and discontinued in January 2005 with the introduction of SpyHunter 2.0. SpyHunter 2.0 was discontinued in May 2006 with the introduction of SpyHunter 2.7.

During the approximate 16 months that SpyHunter 2.0 was sold, the Company produced 31 spyware definition updates, for an average of slightly less than two per month. In recognition of the more challenging security threats that the Company noted in the months immediately prior to May 2006 and in response to our customers, Enigma introduced SpyHunter 2.7 in May 2006, with the commitment that spyware definition updates would become a major facet of our customer support.

Accordingly, we have provided 32 such updates in that approximate 3 month period, for a monthly average of over 10 updates per month, or 5 times the rate of spyware definition updates produced for SpyHunter 2.0. The production of such updates is labor intensive. Therefore, in recognition of the increased costs of defending against new threats with more timely and comprehensive definition updates, the Company determined it was necessary to increase the price of its product, but being sensitive to the historic price point of $29.99 decided to reduce the term of its customer support contract from 12 months to 6, without increasing the price point.

Expenses

Expenses for the three-month periods ended June 30, 2006 and 2005 were $360,880 and $837,909, respectively. For the six-month periods ended June 30, 2006 and 2005, expenses were $1,002,833 and $1,844,984.

	Three Months Ended June 30, 2006	Three Months Ended June 30, 2005	Six Months Ended June 30, 2006	Six Months Ended June 30, 2005
Marketing and selling	$26,378	$66,804	$46,805	$240,868
General and administrative	333,336	730,843	953,695	1,523,592
Depreciation and amortization	1,166	40,262	2,333	80,523
Total expenses	$360,880	$837,909	$1,002,833	$1,844,984

For the three months ended June 30, 2006, marketing and selling expenses declined by approximately $40,426, or 61%, from that of the prior year comparable period, reflecting the substantial decline in actual sales of software products (approximately $212,000 in the second quarter of 2006 as compared to approximately $502,000 in the second quarter of 2005). For the six months ended June 30, 2006, marketing and selling expenses declined by approximately $194,064, or 81%, from that of the prior year comparable period, reflecting the substantial decline in actual sales of software products (approximately $319,000 in the first half of 2006 as compared to approximately 737,000 in the first half of 2005).

The Company determines “actual sales” based on sales that occur during the period upon which we are reporting. Actual sales are the amount of cash sales that were generated during that period. The amount of sales reported on the Statement of Operations, under the caption “Sales of software products” is a number derived from the Company’s application of SOP 97-2 and includes cash sales that occurred in prior periods.

Marketing and selling expenses are expensed as incurred and relate directly to the level of actual sales activity as opposed to the revenue reported, under SOP 97-2, for the period, which may have been entirely or partially deferred, as discussed above. Actual sales of software products (as compared to reported revenues from sales) declined for the quarter and the six month period by approximately $290,000, or 57% and $417,000, or 57%, respectively, as compared to the prior year comparable periods, as anti-spyware products became accessible to consumers as part of bundled software products offered by other software vendors, and as SpyHunter reached maturity in its product life-cycle. In 2003 and 2004 Enigma generated the majority of its sales from purchasing advertising, while in 2005 and 2006, direct response marketing was no longer a profitable venue for advertising for the Company and most sales came from either word of mouth or our established internet presence. Actual sales of software products (as compared to reported revenues from sales) declined for the quarter by approximately $80,000, or 34%, as anti-Spyware products became accessible to consumers as part of bundled software products offered by other software vendors, and as SpyHunter reached maturity in its product life-cycle. Management believes that future enhanced versions of SpyHunter that will broaden the product from a Spyware Scanning and Removal product to a more complete security platform should be able to sustain operations and produce profits for the next five years.

For the three months ended June 30, 2006, general and administrative expenses declined by approximately $398,000, or 54%, and for the six month period declined by $569,869 or 37% when compared to the comparable prior year periods. The decline in both periods was principally due to decreases in compensation and benefits expense reflecting the lay-off of 11 employees in 2005.

Depreciation and amortization expense declined by approximately $39,000 during the three months ended June 30, 2006 and by approximately $78,000 during the six months ended June 30, 2006, when compared to the comparable prior year periods, principally due to the write down of impaired assets in the fourth quarter of 2005.

Net Income (Loss)

As a result of the foregoing and after accounting for interest income, debenture interest expense, beneficial conversion interest expense and income tax expense/(benefits), there was a net loss of $1,130,684 for the three-months ended June 30, 2006 as compared to a net income of approximately $8.4 million for the comparable prior year period. For the six month period ended June 30, 2006 and 2005, there was a net loss of $1,445,296 and a net income of approximately $10.7 million, respectively.

Liquidity and Capital Resources for the Six-Month Periods Ended June 30, 2006 and 2005

At June 30, 2006 we had cash and cash equivalents of $465,418. This amount is comparable to cash and cash equivalents of $456,433 and restricted cash of $9,500 at June 30, 2005, and cash and cash equivalents of approximately $472,000 at December 31, 2005. As discussed above, the net $405,000 received in connection with the Dutchess financing transaction, accounts for a significant portion of our cash reserves.

Net cash used in operating activities for the six-months ended June 30, 2006 was approximately $412,000, as compared to net cash used in operating activities of approximately $156,000 for the six months ended June 30, 2005. This increase ($256,000) in cash used in operating activities as compared to the comparable period of the prior year is reflective of a $417,000 decline in actual sales of our software products.

At the present level of business activity, the Company’s monthly gross operating cash expenditures are expected to average $120,000. As of the Company’s most recent 10-QSB, at June 30, 2006, the Company reported negative net working capital of $1,560,743. However, current liabilities include a Derivative Liability of $1,307,901, a Warrant Liability of $735,694, both of which arise in the accounting for the Convertible Debentures (see Note G to the June 30, 2006 financial statements) and deferred revenue of $336,459. After adding those three items back, net working capital available to sustain ongoing operations would be $819,000. Assuming that cash sales continue at the average rate experienced during the second quarter of 2006, which was approximately $67,000 per month, and gross operating cash expenditures continue at $120,000 per month, this would give rise to a monthly cash flow deficit of $53,000; accordingly, the Company’s working capital resources could be depleted within 15 to 17 months, or sometime in the third or fourth quarter of 2007. Actual results may be better or worse than anticipated, depending upon the Company’s actual sales results. The Company’s liquidity position is extremely severe, as without the funds derived from the sale of Convertible Debentures to Dutchess, the Company would have run out of cash in July 2006. This was anticipated in the Company’s earlier filings, as evidenced by the going concern opinion included in its 2005 audited financial statements.

Results of Operations for the Years Ended December 31, 2005 and 2004

Overview

Our goals for the past several years were to launch SpyHunter, generate significant licensing fees and continue to build on that success by generating even greater licensing fees. We were successful in accomplishing these goals, but as discussed above, all of the revenue associated with the SpyHunter 1 series had been deferred while the cash was received and used principally during 2003 and 2004 to support our operations. Therefore, all of our deferred revenue reported for the 2003 and 2004, approximately $21.1 million, was realized and recorded as non-recurring revenue during 2005, without any cash flow effect. Our business plan going forward is to continue to develop both Internet software products and services for consumers in order to establish recurring subscription revenue.

Revenues

For the year ended December 31, 2005, revenues from the sales of software products totaled $21,915,358, consisting of the non-cash recognition of deferred revenue from sales of the SpyHunter 1 series of approximately $21,275,000 (the cash generated by these license fees having all been received during the years ended December 31, 2003, 2004 and the month of January 2005 and used to support operations of those years and period, respectively); and approximately $640,000 of revenue recognized from sales of SpyHunter 2.0 and Adorons Easy Security. Also for the year ended December 31, 2005, commission income and advertising revenues totaled $107,367. For 2004, the Company reported no revenue, reflecting the deferral of 100% of such revenue in connection with the application of our revenue recognition policy.

Expenses

Expenses for the years ended December 31, 2005 and 2004 were $3,281,380 and $13,299,988, respectively.

	Year Ended December 31, 2005	Year Ended December 31, 2004
Marketing & Selling	$308,015	$7,755,841
General & administrative	$2,425,265	$5,457,123
Write down of impaired assets	$387,055	—
Depreciation & amortization	$161,405	$87,024
Total expenses	$3,281,830	$13,299,988

For year ended December 31, 2005, marketing and selling expenses declined by approximately $7.4 million, or 96%, from that of the prior year, reflecting the substantial decline in actual sales of software products (approximately $1.3 million in 2005 as compared to approximately $14.8 in 2004). Marketing and selling expenses are expensed as incurred and relate directly to the level of sales activity as opposed to the revenue reported for the period, which may have been entirely or partially deferred, as discussed above. Actual sales of software products (as compared to reported revenues from sales) declined for the year by approximately million $13.5 million, or 91%, as anti-spyware products became accessible to consumers as part of bundled software products offered by other software vendors, and as SpyHunter reached maturity in its product life-cycle.

For the year ended December 31, 2005, general and administrative expenses declined by approximately $3.0 million, or 56%. The decline was principally due to a decrease in compensation and benefits expense as during the year ended December 31, 2004, approximately $2.2 million in bonuses were paid out to senior management, while there was no such comparable expense incurred during 2005.

Write-down of Impaired Assets

At December 31, 2005, the Company incurred an impairment charge of $387,055, representing: the difference between what the Company had received and expects to receive, $2,785 and $1,000, respectively, from the disposal of its excess furniture and fixtures; the abandonment of its leasehold improvements (see Notes to Financial Statements), and their respective carrying values at that date; and the security deposit of $83,147, on its office lease. At December 31, 2004, the Company had not incurred an impairment charge.

Net Income (Loss)

As a result of the foregoing and after accounting for interest income and income tax provision/(benefit), net income was approximately $10.2 million for the year ended December 31, 2005, compared to a net loss of approximately $4.8 million for the year ended December 31, 2004.

Liquidity and Capital Resources for the Years Ended December 31, 2005 and 2004

At December 31, 2005, we had cash and cash equivalents of $472,008. This compares unfavorably to cash and cash equivalents of $615,734 and restricted cash of $1,004,640 at December 31, 2004.

Net cash used in operating activities for the year ended December 31, 2005 was approximately $137,000 and reflects the release of $1,004,640 from restricted cash as well as a refund of prepaid income taxes of $256,711, without which we would have reported approximately $1.4 million of net cash used in operating activities. For the year ended December 31, 2004, although 100% of our revenue was deferred in accordance with our accounting policy, net cash provided by operating activities was approximately $1.4 million, which was net of $310,821 in additions to restricted cash and $256,711 in prepaid income taxes, the latter of which was refunded in 2005.

This decrease in operating cash flow as compared to the prior year reflects a decline in sales of our software products and our strategic shift to broaden our business by developing an Internet-based search network. Because our business is evolving and changing, our operating cash flow may continue to suffer, and past operations are not a good gauge for anticipating future operations. Advertising spending has historically been cyclical in nature, reflecting overall economic conditions as well as budgeting and buying patterns, and this could negatively impact on our operating cash flow as we attempt to develop this source of revenue. In the meantime we will continue to incur operating expenses, principally compensation and benefits and telecommunications costs as well as legal, auditing and other ancillary costs associated with being a public company.

Based on the Company’s business model and encouraging test results during the latter half of 2005, management had believed that the Company would be able to meet its obligations as they came due, as well as its budgeted working capital requirements for its planned activities, at least through the third quarter of 2006, by continuing to further reduce costs and by attempting to raise capital through debt or equity financing. However, by early February 2006, such attempts to raise debt or equity capital proved fruitless, and it became obvious to management that the Company’s business plan was no longer viable, as the encouraging test results it had noted in the latter half of 2005 dissipated in January 2006. In addition, in March 2006, in order to further stem its outflow of cash while it attempts to develop a viable business plan and rebuild its business, the Company broke its office space lease and relocated to offices outside of New York. The Company may incur damages for the amount of unpaid rent over the remaining term of the lease, plus legal costs, penalties and interest, on the unpaid rent, minus the security deposit. The amount and extent of such damages are at the present time, unknown. The Company is hopeful that it will be successful in negotiating an acceptable settlement with landlord.

Net cash used in investing activities for the year ended December 31, 2005 was $6,500, as compared to $517,599 used in investing activities for the year ended December 31, 2004. Acquisitions of furniture and fixtures, computer and telecommunications equipment and leasehold improvements accounted for the major portion of investing activities in 2004.

Cash used in financing activities for the year ended December 31, 2005 and 2004, was $0 and $217,670, respectively.

BUSINESS

General

The Company is a developer of software and Internet-based systems designed to give customers information and control over the programs installed on their computers in an automated and easy to use way. The Company’s business strategy is to develop products that further the values on which the Internet is based: transparency and user control.

The Company is a Delaware corporation which commenced operations in July of 1999. Following an initial investment round at the time of operational commencement, the Company had no further capital infusion until June 28, 2006, when the Company, entered into a Subscription Agreement with Dutchess and immediately closed the transaction pursuant to which the Company issued secured Debentures, convertible into shares of Common Stock of the Company, in the principal amount of One Million dollars ($1,000,000). Dutchess funded Five Hundred Thousand dollars ($500,000) to the Company upon the initial closing and Dutchess funded an additional Five Hundred Thousand dollars ($500,000) to the Company simultaneously with the filing of the Registration Statement in July 2006 covering the shares of Common Stock underlying the Debentures and Warrants with the SEC. Pursuant to the Subscription Agreement, the additional funding had been agreed upon between Dutchess and the Company and was contingent only on the filing of the Registration Statement.

The Debentures bear interest at 12% per annum and are due in June of 2011. The Company also entered into a Registration Rights Agreement with Dutchess, whereby the Company agreed to register the shares of Common Stock issuable pursuant to the conversion of the Debentures and exercise of outstanding Warrants.

The Debentures are convertible into shares of Common Stock of the Company at the lesser of seven cents ($.07), or seventy-five percent (75%) of the lowest closing bid price of the Common Stock during the twenty (20) trading days immediately preceding a notice of conversion. Dutchess’ overall ownership at any one moment is limited to 9.9% of the outstanding shares of Common Stock in accordance with the financing documents. However, Dutchess is free to sell any shares into the market, which have been issued to them, thereby enabling Dutchess to convert the remaining Debentures or exercise additional warrants into shares of Common Stock.

Pursuant to a Security Agreement between the Company and Dutchess, the Company granted Dutchess a first priority security interest in certain property of the Company to secure the prompt payment, performance and discharge in full of all of Company’s obligations under the Debentures and exercise and discharge in full of Company’s obligations under the Warrants.

The Company’s products and services utilize proprietary technology that target the U.S, consumer market. Products are distributed exclusively over the Internet by download. The Company owns and operates over 20 websites, including Enigmasoftware.com, Enigmasoftwaregroup.com, adorons.com, spywareremove.com, Enigma-popup-stop.com, softvote.com, registryline.com and others.

The Company also operates Registryline.com, a specialty search engine for real estate foreclosures, for which users pay $29.99 per month to access.

Competition

The Company’s markets are extremely competitive and are subject to rapid technological change. They are influenced by the constant change in Internet security threats and the strategic direction of major software and operating system providers, as well as network equipment and computer hardware manufacturers, Internet service providers, application service providers and key application software vendors. The Company’s competitiveness depends on its ability to deliver products that meet customer needs by enhancing existing solutions and services as well as offering reliable, scalable and standardized new solutions on a timely basis.

The Company has limited resources, and as a result, must deploy its available resources thoughtfully. Most of the Company’s competitors have far greater financial resources. The principal competitive factors in the consumer products: product quality, employment of the most advanced technology, time to market, price, reputation, financial stability, breadth of product offerings, customer support, brand recognition, and sales and marketing capabilities.

In the consumer software security and privacy markets, the Company competes against many companies who offer competing technology solutions and competing customer response and support services. The Company estimates its share of this market to be less than 1%. In anti-Spyware and filtering products, some of the companies Enigma competes against include: Microsoft, Symantec, Computer Associates, McAfee Security, Trend Micro, CheckPoint, Lavasoft, PepiMK Software, WebRoot, PCTools, and Aluria Software.

The principal competitive factors for our product are: quality of database of spyware definitions, quality of product, features of product, brand name, distribution, and marketing. There are several hundred companies that have products that compete directly with SpyHunter. Qualitatively, SpyHunter is not the best product on the market but is good enough to compete effectively with the leading products.  The one unique feature that SpyHunter has that gives us a competitive advantage is our ability to remotely diagnose and create a custom fix for individual machines regardless of whether or not we have identified and categorized the user's particular problem.  One of our main objectives at present is to create more of a distinction on the advantages of this level of personal service. Our brand is well known but not as well known or trusted and respected as some of the other brands that we compete against.  Microsoft, Symantec, Computer Associates, Mcafee and other large companies all have products that directly compete with SpyHunter.  These companies have considerably more established brands, and distribution and some of them even offer this product free. We believe that our most direct competitors are:  PC Tools, Lavasoft, Webroot, LI Utilities, and Xoftspy.

Industry Overview

Internet Security Software

The rapid adoption of the Internet has accelerated the distribution and sharing of data and applications, enabling users to adopt new electronic ways of doing everything from home entertainment to shopping to conducting business. However, as users have become more reliant on the Internet to conduct operations, new security threats have emerged to significantly increase their vulnerability to malicious attacks. These security threats include worms, viruses, phishing, spam and spyware that can enable unauthorized access to information, monitor the user’s online activity, transmit sensitive data, steal proprietary data, and otherwise negatively affect the performance of the user’s computer network.

The Spyware Problem

History

The following disclosure is the Company’s views, based on our market research and analysis.

In late 2000, after the collapse of the Internet bubble, several companies began developing free software applications that would monitor a user’s activity and deliver advertisements. Lack of interest in the Internet allowed this form of marketing to rapidly grow.

The success of initial entrants into the space attracted many new companies. Unregulated by any authorities, many companies employed aggressive and deceptive marketing tactics. Many computers had some form of Spyware present and much of this Spyware was poorly written and caused machines to become unstable; and computers with multiple infestations would often be slowed to a crawl or become completely unusable.

In 2004, legislators became very active in regulating the threat of Spyware. Several new bills and laws were introduced. In 2004 and 2005 several lawsuits were filed against publishers of Spyware. Some of the lawsuits were filed by formidable organizations such as the office of New York State Attorney General Eliot Spitzer, and The Federal Trade Commission. The threat of litigation forced many American and Western European organizations to make substantial modifications to their software to the point that many are no longer considered threats.

There are a number of emerging legal initiatives relating to Spyware in the computer software industry. One example is the Consumer Protection Against Computer Spyware Act that provides protection for consumers against certain types of software. The aim of most of the emerging initiatives is to define which practices in the software industry are acceptable, which practices are violations of existing law, and what will require new laws.

While not many laws exist to specifically regulate Spyware, many web groups are interested in using existing laws to protect consumers against Spyware and other malicious software. As early as March 2004, the Center for Democracy & Technology president Jerry Berman testified before the Senate Commerce Committee that several established federal laws - Section 5 of the Federal Trade Commission Act, the Electronic Communications Privacy Act (ECPA), and the Computer Fraud and Abuse Act (CFAA) - could be used against Spyware distributors.

During 2005, legislation pertaining to Spyware was enacted in 12 states, and is being considered in 28 additional states. This type of Legislation imposes severe penalties for companies who are in the business of distributing and installing Spyware. Typically companies will be charged fines ranging from $1,000 to $1,000,000 for each instance of installing Spyware. In some states such as New York, in addition to sharp penalties, there are also criminal charges that can be brought for installing Spyware.

During the last two years there have been several lawsuits brought up by stated attorneys general, and the Federal Trade Commission, against publishers of Spyware. The outcome of these lawsuits has mostly been that injunctions were granted and severe fines were imposed. These lawsuits appear to be causing most publishers of Adware and Spyware to re-evaluate their business practices.

This type of legislation could impact our business negatively because it would reduce the proliferation of Spyware, thereby making it more difficult to market an anti-Spyware software removal product, and effectively making SpyHunter redundant.

Spyware Today

Many American and Western European publishers of Spyware have taken steps such as informing the consumer in a clear and conspicuous manner of what their software will do. They have made it easier for users to identify and remove their programs if they choose to. Most consumers are aware of the Spyware problem and have some form of anti-Spyware software installed in their computer.

While American and Western European authors of Spyware and Adware have made strides in a positive direction, software authors out of areas such as Russia, Eastern Europe, Indonesia and other regions, which are not as cooperative with United States Courts, have made their products more intrusive than ever.

While the new breeds of Spyware are not as ubiquitous as the original wave which reached over 90% of all users, they are far more difficult to detect and remove, and substantially more dangerous. For these reasons, individuals and corporations have purchased several different forms of anti-Spyware protection and scan their computers regularly to ensure that their machines have not been compromised.

Business Strategy

Consumers and businesses are more internet security conscious today than ever. Enigma continues to see a consumer appetite for anti-Spyware products. The Company has found that some of its customers are so conscious about security, that they purchase multiple anti-Spyware products. The Company repeatedly sees this multiple product buying pattern in both consumers and businesses. Enigma now generates most of its revenue from renewals. Enigma is in the process of developing and executing a marketing strategy to increase new license sales.

The Company’s strategy is to develop a new version of SpyHunter that will be competitive with the leading products on the market. A few simple changes to the product will make SpyHunter competitive with the other leading brands. There are two sets of changes that we are in the process of implementing for our SpyHunter product.  The first set contains features that will actively monitor a user’s computer in order to prevent new spyware infections; a scheduler to automatically check for new infections on the machine; and DNS protection to prevent companies from spoofing URL's to trick users.  These are features that most of our competitors have and we do not.  Adding these features will make our product more competitive. The second set of changes contains features that we are adding that will be transparent to the user as an additional feature but will make our product one of the most effective solutions available. It will contain the ability to remove security threats at the WinLogon Notify level.  At present none of our competitors have the ability to remove security threats at this level in the system.  We are presently testing it, but have not yet perfected it to the point of inclusion in our product. This should make our product one of the most effective solutions available.

The Company may also pursue acquisitions.

Marketing

Most users find Enigma websites through advertisements purchased from Internet advertising companies and other advertising networks or search engines. Trial versions of SpyHunter are also available on download sites such as Reg.net, download.com, and Tucows. The Company also operates an affiliate program where other website operators can become resellers of Enigma products on a pay-for-performance basis.

Much of the Company’s marketing occurs through agreements that are effectively short-term purchase orders that either party can terminate. Marketing also occurs through automated auctions for search engine advertising. In the past, the Company has lost the ability to advertise certain products or services on various networks. For example, Google will not allow Enigma to advertise SpyHunter under many important industry keywords such as Spyware or Adware. Yahoo will not permit the advertisement of SpyHunter on its front page, as it competes with Yahoo’s own Spyware removal product. The Company does, however, maintain an active relationship with both Google and Yahoo for other products.

The Internet advertising market is extremely competitive and has experienced steadily increasing advertising rates. More and more offline advertisers are using the Internet as a means of promotion and branding and this trend is continuing to drive up online advertising prices. Management anticipates continued increases in Internet advertising rates for the foreseeable future. Higher advertising rates can adversely affect Company profit margins. The price of internet advertising has increased to the point where it is extremely difficult for Enigma to purchase advertising at a profit in order to market it’s product(s).

Critical Accounting Policies - Revenue Recognition

The Company recognizes revenue in accordance with accounting principles generally accepted in the United States of America that have been prescribed for the software industry. Revenue recognition requirements in the software industry are very complex. In applying its revenue recognition policies, management must determine which portions of Company revenue are recognized currently and which portions must be deferred. In order to determine current and deferred revenue, management must make estimates with regard to future deliverable products and services and the appropriate pricing for those products and services. Such estimates regarding future products and services may differ from actual events.

In arrangements that include multiple elements, including software licenses and maintenance and/or services, and packaged products with content updates, the Company recognizes revenues in accordance with SOP No. 97-2 “Software Revenue Recognition,” as amended by SOP No. 98-9 “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions,” and thus allocates all of the revenue to the maintenance and service feature and none to the software license, per se; and, accordingly, defers such revenue from these arrangements and recognizes the revenue over the term of maintenance and service.

A full description of the Company’s revenue recognition policy is discussed in the Notes to Condensed Financial Statements.

Technology and Development

Intellectual Property

The Company regards its software as proprietary, and software applications are written in Visual Basic and C++. They are written for personal computers using Microsoft Windows 98, Windows 2000, Windows ME, Windows XP and Windows NT. The Company protects its software technology by relying on a combination of copyright, trade secret and trademark laws, restrictions on disclosure and other methods. In particular, it has registered trademarks in the United States. In the future, management may implement patent filing in order to protect proprietary intellectual property that it believes is important to its business. To speed up development time of new products, the Company occasionally licenses some intellectual property from third parties for use in our products.

Enigma faces a number of risks relating to its intellectual property, including unauthorized use and unauthorized copying, or piracy, of software solutions. Litigation may be necessary to enforce intellectual property rights, to protect trade secrets or trademarks or to determine the validity and scope of the proprietary rights of others. Furthermore, other parties have asserted and may, in the future, assert infringement claims against the Company. Litigation, even if not meritorious, could result in substantial costs and diversion of resources and management attention. In addition, third party licenses may not continue to be available to the Company on commercially acceptable terms, or at all.

Products

SpyHunter®

The Company has had three different versions of SpyHunter, each of which were sold at different times and had different periods of customer support: SpyHunter Series 1 had an unlimited customer support period. The Company sold its SpyHunter Series 1 from June 2003 until January 2005. Total sales were approximately $21.2 million. Customer support was continued for an additional 90 days and then ceased.

SpyHunter 2.0 had 12 months of customer support. SpyHunter 2.0 was sold from February 2005 through May 2006, after which it is no longer being sold, but support will continue until the end of the 12 month PCS period. SpyHunter 2.0 had total sales of approximately $1.4 million.

The Company commenced sales of SpyHunter 2.7 in May 2006, and SpyHunter 2.7 has 6 months of customer support. At the present time SpyHunter 2.7 is the Company’s only product, and with it we are beginning to achieve our aim to establish subscription revenues. Total sales of this product for two months have been less than $200,000. We expect to develop enhanced versions in future months which will broaden the product from a spyware scanning and removal product to a more complete security platform.

SpyHunter 2.7 is a Spyware Detection and Removal program. It scans the computer’s memory, registry and hard drive, and checks for spyware from a proprietary database of spyware definitions. If the program is ineffective at removing the problem, the user can generate a support log. The support log is a snapshot, created by examining all of the points of execution, of all programs running or scheduled to run in their machine. If an unwanted program is found, the user is manually sent a special file which will fix the problem and the spyware is put on a queue for evaluation and to be added to the Company’s definitions database. Definition files are updated regularly and the latest definition file can be obtained through the program. One License costs $29.99 and entitles the purchaser to receive support and regular updates for 6 months.

Research and Development

The Company employs a multiple product sourcing strategy that includes: internal development, licensing from third parties and purchase of source code. In the future, Company strategy may also include acquisitions of technologies, product lines or companies.

New products and enhancements of existing products are typically developed through focused product development groups. Each product development group is responsible for its own design, development and documentation. The Company maintains a central quality assurance department to ensure consistency. Independent contractors are used for aspects of the product and marketing development process. In addition, elements of some of the Company’s products are licensed from third parties. Our main outsourcing activities are related to both developing new modules for our software, and marketing and supporting our product.  While our business depends greatly on our ability to outsource, we are not dependent on any one contractor or vendor.  We outsource to several independent consultants, and small companies.  Our annual outsourcing costs are less than $150,000.

In the future, the Company may affect select strategic acquisitions to secure certain technology, people and products which complement or augment overall product and services strategy. Both time-to-market and potential market share growth, among other factors, are considered when evaluating acquisitions of technologies, product lines or companies. Management may acquire and/or dispose of other technologies and products in the future.

The Company develops and adds improvements to its products based on customer demand. The Company accounts for software development costs in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 86, “Computer Software To Be Sold, Leased, or Otherwise Marketed”. Such costs are expensed prior to achievement of technological feasibility and thereafter are capitalized. There has been very limited software development costs incurred between the time the SpyHunter™ software and its related enhancements have reached technological feasibility and its general release to customers. As a result, all software development costs have been charged to general and administrative expense.

However, as a technology Company, we realize that we must increase our investment in research and development to design both new, experimental products and marketing campaigns. Management anticipates incurring additional research and development expenditures as its business grows and adequate cash flow becomes available to fund such costs.

Employees

As of September 5, 2006, the Company had seven employees, six of whom are full-time employees.

Property

The Company has no significant fixed assets, having sold some of its excess assets during 2005, as 11 employees were terminated, and having written down any remaining assets to a negligible value due to an impairment loss resulting from the Company vacating its office space at 17 State Street, New York, New York (see Legal Proceedings). The lease for that office space, which was entered into during 2004, was an operating lease for 6,236 square feet of office space requiring monthly rent of $16,629 and which expired on November 30, 2007.

There is no lease for the Company’s new office space, which is located within an office suite complex in Stamford, Connecticut. Rather, the Company entered into an office service agreement with the operator of the office suite giving the Company a license to use designated offices as well as business center facilities and services.

The office services agreement covers services, such as telephone, heat, electricity, furniture, lighting, coffee, water, restroom facilities, reception, conference facilities, mailbox, parking and office cleaning. Pursuant to the office services agreement, the Company has seven employees in approximately 350 square feet of dedicated office space under a six month lease agreement that expired August 31, 2006. The office services agreement was automatically renewed and is in effect until February 28, 2007 and is subject to automatic six month renewals, unless cancelled by either party.

Legal Proceedings

The Company had leased space at 17 State Street, New York, New York (the "Building").  On March 10, 2006, the Company advised the owner of the Building that in view of the owner's breach of certain of its obligations under the Company's lease of space at the Building, the Company had no choice but to vacate the premises.  Accordingly, the Company relocated to offices in Stamford, Connecticut in order to conserve cash while it attempted to develop a viable business plan, rebuild its business and explore strategic alternatives. In June 2006, the Company and the owner of the building reached agreement (the “Agreement”) to settle the dispute. Per the terms of the Agreement, Enigma surrendered the premises and was released from the terms of the Short Term Lease Agreement it had entered into on April 28, 2004. Enigma paid the landlord the sum of $20,000 and the landlord retained a security deposit of $83,147, in consideration of the landlord executing and delivering the Agreement to Enigma. As a result, Enigma is no longer obligated to pay the landlord fixed rent, which from March 1, 2006 to November 30, 2007 would have been approximately $348,600, nor any other rent or charge in connection with its lease of the premises. In addition, Enigma and the landlord mutually released each other from any and all claims, except to the extent Enigma did not surrender the premises and caused damage to the Landlord thereby or otherwise breached any covenant or representation set forth in the Agreement.

In addition, the Company had been in dispute with the operator of a co-location facility where the Company had maintained a portion of its computer equipment until March 2006. The Company removed that equipment and ceased paying the operator the amount required under its agreement with the operator. In June 2006, the Company and the operator reached a mutually agreeable settlement of the amount owed for the remaining term of the agreement.

MANAGEMENT

Directors and Executive Officers

Set forth below is certain information concerning each of the directors and executive officers of the Company as of September 20, 2006:

Name	Age	Position	With Company Since
Colorado Stark	35	Executive Chairman, Director	1999
Alvin Estevez	34	President and CEO, Director	1999
Edwin J. McGuinn, Jr.	55	Director	2005
Richard M. Scarlata	63	CFO and Treasurer	2004

Colorado Stark. Mr. Stark co-founded the Company in 1999 and currently serves as its Executive Chairman. Having worked in the investment banking industry for over 12 years, Mr. Stark offers Enigma his expertise in sales, business development, raising capital, and structuring transactions to enhance shareholder value. From 2001 to 2003, in addition to serving as Enigma Software Group's Executive Chairman, Mr. Stark also served as president of Brill Capital. Brill Capital was a Venture Capital Placement agent that helped US companies, in the fields of biotechnology and communications, raise capital from Taiwan.

Alvin Estevez. Mr. Estevez is also a co-founder of the Company and currently serves as its President and CEO, having held such positions since 1999. He comes from a network security background and prior to co-founding Enigma, he worked at defense contractor Northrop Grumman, as well as with related subsidiaries and entities. Mr. Estevez brings to the Company the experience of managing large groups of technical personnel along with the expertise of building enterprise level technology systems.

Edwin J. McGuinn, Jr. Mr. McGuinn currently serves as a Director of the Company, having been so elected in March 2005. Mr. McGuinn also serves on the Audit Committee and the Compensation Committee and has been designated the Audit Committee Financial Expert. Mr. McGuinn is currently the Chairman and CEO of MRU Holdings, Inc., having held such position since April 2004. MRU Holdings, Inc. is a specialty finance company that provides undergraduate and graduate students with funds for higher education. Prior to joining MRU Holdings, Inc., Mr. McGuinn was the President and CEO of eLOT, Inc., having held such positions from May 2000 until November 2004. eLOT, Inc. is a company whose focus was the development of consumer e-commerce products and integrated network management systems for the sale of state and governmental lottery tickets on the Internet. Prior to joining eLOT, Inc., Mr. McGuinn was President and CEO of Limitrader.com from January 1999 until May 2000. Limitrader.com is the first Internet based trading platform for the new issue and secondary trading of corporate bonds. Mr. McGuinn also sits on the Board of Directors of eLOT, Inc. and the board of a venture capital company and several development stage companies specializing in financial technology and Internet services.

Richard M. Scarlata. Mr. Scarlata became CFO of the Company as of December 30, 2004. From 1999 until that date, Mr. Scarlata was self-employed as a consultant, providing financial, accounting and business advisory services to clients. From 1993, Mr. Scarlata held at different intervals the CFO and CEO positions at Rockefeller Center Properties, Inc., a publicly traded REIT. Mr. Scarlata possesses an MBA degree in Finance, and has been a CPA since 1970. Previously, Mr. Scarlata had also served as an Adjunct Professor of Finance at Monroe College in The Bronx, NY.

Audit Committee

In March 2005, the Company adopted an Audit Committee Charter and designated Edwin J. McGuinn Jr., the sole member of the Audit Committee, as the independent audit committee financial expert. The appointment of Mr. McGuinn satisfies the definition of independence in accordance with SEC rules and NASDAQ listing standards.

The Audit Committee makes such examinations as are necessary to monitor the corporate financial reporting and the external audits of the Company, to provide to the Board of Directors (the “Board”) the results of its examinations and recommendations derived there from, to outline to the Board improvements made, or to be made, in internal control, to nominate independent auditors, and to provide to the Board such additional information and materials as it may deem necessary to make the Board aware of significant financial matters that require Board attention.

Compensation Committee

In March 2005, the Company adopted a Compensation Committee Charter. The compensation committee is authorized to review and make recommendations to the Board regarding all forms of compensation to be provided to the executive officers and directors of the Company, including stock compensation, and bonus compensation to all employees. Mr. McGuinn is the sole member of the Compensation Committee.

Nominating Committee

The Company does not have a Nominating Committee and the full Board acts in such capacity for the immediate future due to the limited size of the Board, which consists of three members.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Securities Exchange Act of 1934 requires that the Company’s directors and executive officers and persons who beneficially own more than ten percent (10%) of a registered class of its equity securities, file with the SEC reports of ownership and changes in ownership of its common stock and other equity securities. Executive officers, directors, and greater than ten percent (10%) beneficial owners are required by SEC regulation to furnish the Company with copies of all Section 16(a) reports that they file. Based solely upon a review of the copies of such reports furnished to us or written representations that no other reports were required, the Company believes that, during 2005, all filing requirements applicable to its executive officers, directors, and greater than ten percent (10%) beneficial owners were met.

Code of Ethics

In March 2005, the Company adopted a Code of Ethics.

Director Compensation

Directors of the Company are paid $10,000 per year in director fees, payable quarterly. No fees are paid for meeting attendance or for committee service. Directors also receive non-qualified stock options as follows:

Initial Grant. Upon a Board member who is not an employee joining the Board, such member shall receive a grant of Stock Options to purchase 39,000 shares of Stock with an exercise price equal to the Fair Market Value. The Option shall vest 13,000 Shares on the one year anniversary of the date of grant, 13,000 Shares on the second anniversary of the date of grant, and 13,000 Shares on the three year anniversary of the date of grant as long as the Board member is still a member of the Board as of such date. The Option shall have a term of ten years.

Annual Grant. Every Board member who is not an employee shall be entitled to an annual grant of Stock Options to purchase 3,000 Shares on the last trading day in March following the first anniversary of the member joining the Board. The Options shall fully vest on the date of grant with a term of ten years. The exercise price shall be the Fair Market Value.

Executive Compensation

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the executive officers of the Company, who were serving at the end of fiscal year 2005, for services in all capacities to the Company:

SUMMARY COMPENSATION TABLE

		Annual Compensation				Long-Term Compensation
						Awards		Payouts
Name And Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compensation ($) (e)		Restricted Stock Awards ($) (f)	Securities Underlying Options/SARs (#) (g)	LTIP Payouts ($ (h)	All Other Compensation ($) (i)
Colorado Stark,	2005	150,000	0	40,000	(1)	0	134,924	0	0
Executive Chairman	2004	87,769	1,100,000	2,648	(1)	0	0	0	0
and Director	2003	0	1,150,000	0		0	0	0	0

Alvin Estevez,	2005	150,000	0	40,000	(1)	0	175,286	0	0
President and CEO	2004	87,769	1,100,000	4,423	(1)	0	0	0	0
and Director	2003	0	1,150,000	0		0	0	0	0

Richard M. Scarlata,	2005	110,000	0	0		0	289,649	0	0
CFO and Treasurer	2004	0	0	0		0	0	0	0
	2003	0	0	0		0	0	0	0

(1) The amounts for 2005 for both Colorado Stark and Alvin Estevez represent perquisite payments for automobile allowance for the years 2004 and 2005. The automobile allowance amounts due for 2004 were not accrued or paid until 2005. The amounts for 2004 for both Colorado Stark and Alvin Estevez represent perquisite amounts for health club dues, which expenses were incurred while the Company was not publicly held.

Employment Agreements

Messrs. Stark, Estevez and Scarlata each have an employment agreement with the Company that currently extends until December 31, 2008. The employment contracts provide for an initial term of employment of three years, which is automatically extended for an additional one year term unless either party notifies the other of its intention not to renew for an additional year. The employment contracts define annual performance bonuses and additional incentive awards, such as stock options. In addition, the employment agreements contain non-compete, non-disclosure and non-solicitation clauses for a period of 12 months from the date of the employee’s departure or termination from the Company. A copy of each of these employment agreements was filed as an exhibit to the Company’s Form 8-K filed on February 16, 2005.

Stock Option Grants

The following table sets forth the grant of stock options made during the fiscal year ended December 31, 2005 to the persons named in the Summary Compensation Table:

OPTION/SAR GRANTS IN LAST FISCAL YEAR
(INDIVIDUAL GRANTS)

Name (a)	Number of Securities Underlying Options/SARs Granted # (b)	Percent of Total Option/SARs Granted to Employees In Fiscal Year (c)	Exercise Of Base Price ($/Sh) (d)	Expiration Date (e)
Colorado Stark	134,924	14.1%	$1.21	May 17, 2010
Alvin Estevez	175,286	18.4%	$1.21	May 17, 2010
Richard M. Scarlata	289,649	30.4%	$1.10	May 17, 2015

The following table sets forth information with respect to unexercised stock options held by the persons named in the Summary Compensation Table at December 31, 2005.

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
AND FISCAL YEAR-END OPTION/SAR VALUES

Name (a)	Shares Acquired On Exercise (b)	Value Realized (c)	Number of Unexercised Securities Underlying Option/SARs At FY-End # Exercisable/ Unexercisable (d)	Value of Unexercised In-the-Money Option/SARs At FY-End ($) Exercisable/ Unexercisable (e)
Colorado Stark	0	0	134,924	0
Alvin Estevez	0	0	175,286	0
Richard M. Scarlata	0	0	289,649	0

Stock Options Exercised

No options were exercised during 2005 or 2006 to date.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of the Common Stock of the Company as of September 20, 2006, for: (i) each person who is known by the Company to beneficially own more than 5 percent of the Company’s Common Stock, (ii) each of the Company’s directors, (iii) each of the Company’s Named Executive Officers, and (iv) all directors and executive officers as a group. As of September 20, 2006, the Company had 4,191,266 shares of Common Stock outstanding.

Name and Address of Beneficial Owner (1)	Shares Beneficially Owned	Percentage of Shares Beneficially Owned	Position
Colorado Stark	3,736,036	(2)	Executive Chairman & Director
Alvin Estevez	3,697,952	(2)	President & CEO and Director
Edwin J. McGuinn, Jr.	0	0	Director
Richard M. Scarlata	0	0	CFO & Treasurer
Guy Bitetto	398,609	9.5%	Secretary
Michael Zelvin 7 Lee Lane Rye Brook, NY 10573	403,858	9.6%
Directors and Executive Officers as a Group (4 persons)	7,433,988	(2)

(1) Except where otherwise indicated, the address of the beneficial owner is deemed to be the same address as the Company.

(2) Messrs. Stark and Estevez own an aggregate of 7,433,988 shares of the Company’s Series A Preferred Stock, which is convertible into shares of our Common Stock at a variable rate.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Colorado Stark and Alvin Estevez had combined control of approximately 74.2% of our outstanding Common Stock, representing approximately 74.2% of the voting power of our outstanding capital stock. However, as a result of the Dutchess financing they exchanged their shares of Common Stock for shares of newly issued Preferred Stock. Since the holders of shares of the Preferred Stock shall generally vote together with the holders of shares of the Common Stock on an as-if-converted basis, Colorado Stark and Alvin Estevez retain significant influence over management and affairs and over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of the Company or its assets, for the foreseeable future. This concentrated control limits the ability of stockholders to influence corporate matters and, as a result, we may take actions that our stockholders do not view as beneficial. As a result, the market price of our Common Stock could be adversely affected.

Messrs. Stark and Estevez co-founded the Company in 1999. In addition to investing their own capital in Enigma, additional equity capital was raised from family members, friends and associates. At the time that Enigma became a public company, upon its reverse merger transaction with Maxi in February 2005, and until June 2006, Messrs. Stark and Estevez owned 6,056,872 and 5,995,129 shares of the Company’s Common Stock, respectively. Such amounts represented 37.3% and 36.9%, respectively, of the total common shares outstanding. In connection with the Dutchess financing in June 2006, Messrs Stark and Estevez each exchanged their shares of the Company’s Common Stock for 3,736,036 and 3,697,952 shares, respectively, of the Company’s newly issued Preferred Stock at an exchange rate was .61683 shares of Preferred Stock for each share of Common Stock. The purpose of this exchange was to provide anti-dilution protection to Messrs. Stark and Estevez up to 85% in light of the potential dilutive effect upon conversion of the Debentures and exercise of the Warrants. The Preferred Stock has the potential to be extremely dilutive to holders of the Common Stock. The number of shares issuable upon conversion of the Preferred Stock works in conjunction with the number of shares issuable upon conversion of the Debentures. The minimum amount of dilution to be experienced by Messrs. Stark and Estevez from their original holdings of Common Stock, as a result of conversion of the Debentures and issuance of stock from the exercise of Warrants, is 15%. Consequently the share conversion price is fixed at $0.07, subject to certain adjustments. This would result in the issuance of 106,199,832 shares of Common Stock upon conversion of their combined 7,433,988 shares of Preferred Stock, assuming issuance of 43,000,000 shares to Dutchess upon conversion of 100% of their Debentures and issuance of 15,000,000 shares to Dutchess, upon exercise of 100% of their Warrants. Dutchess’ overall ownership at any one moment is limited to 9.9% of the outstanding shares of Common Stock in accordance with the financing documents. However, Dutchess is free to sell any shares into the market, which have been issued to them, thereby enabling Dutchess to convert the remaining Debentures or exercise additional warrants into shares of Common Stock.

In connection with the reverse merger transaction with Maxi, in February 2005, shareholders acquired 2.827 common shares of Maxi in exchange for each share of “Old” Enigma (as defined below) securities, which in turn became an equal number of common shares of “New” Enigma, the Registrant, upon the renaming of the Company from Maxi to Enigma and its statutory re-incorporation in Delaware.

Colorado Stark exchanged 2,142,500 shares of “Old” Enigma for 6,056,872 shares of Maxi. Alvin Estevez exchanged 2,120,668 shares of “Old” Enigma for 5,995,129 shares of Maxi. Esther Stark, sister of Colorado Stark, exchanged 2,858 shares of “Old” Enigma for 8,080 shares of Maxi. Gary Stark, father of Colorado Stark, exchanged 14,286 shares of “Old” Enigma for 40,387 shares of Maxi. Jordan Stark, brother of Colorado Stark, exchanged 2,143 shares of “Old” Enigma for 6,058 shares of Maxi. Marjorie Stark, mother of Colorado Stark, exchanged 1,429shares of “Old” Enigma for 4,040 shares of Maxi. Daniel Radovanovic, brother-in-law of Alvin Estevez, exchanged 20,000 shares of “Old” Enigma for 56,540 shares of Maxi.

In anticipation of the reverse takeover, in December 2004, Mathew Evans, one of the shareholders of Maxi, who was also at that time a Director, President, CEO, CFO and Secretary of Maxi, returned to Maxi (and Maxi cancelled) 750,000 shares of its Common Stock owned by him for no consideration. Such cancellation was reflected in a Schedule 13D filed by Mr. Evans with the SEC on December 9, 2004.

During 2004, Adorons (“Old” Enigma) loaned $120,000 to its Alvin Estevez, who is President and CEO and also one of the Company’s founders as well as a stockholder. This loan, including interest at market rates, was repaid prior to the completion of the reverse takeover, by the redemption and cancellation of 21,840 shares of Adorons’ Common Stock owned by this individual.

In November 2004 the Company entered into a financial advisory agreement with Jesup & Lamont Securities Corporation, whose chairman, Stephen DeGroat, owned approximately 0.05% of the Company’s Common Stock. The agreement provided for a $500,000 advisory fee payable in cash upon the Company’s execution of a Share Exchange Agreement with a public company, which amount was paid in December 2004 to that entity.

During 2004, in connection with the preparation of financial statements for the 2002 and 2003 fiscal years, Nobska Associates, LLC, a company of which Richard M. Scarlata, the Company’s CFO and Treasurer is a principal, was paid a fee of $23,850 and was reimbursed for out-of-pocket expenses totaling $293 for services rendered.

DESCRIPTION OF SECURITIES

Our authorized capital stock consists of 100,000,000 shares of Common Stock, par value $.001 per share and 10,000,000 shares of Series A Convertible Preferred Stock, par value $.001 per share (the “Preferred Stock”). As of September 20, 2006, 4,191,266 shares of Common Stock were issued and outstanding, 3,000,000 shares of Common Stock were reserved for issuance upon the exercise of outstanding stock options, and 58,000,000 shares of Common Stock were reserved for conversion of the Debentures and exercise of the Warrants. In addition, 7,433,988 shares of Preferred Stock were issued and outstanding.

Common Stock

Voting, Dividend and Other Rights. Each outstanding share of Common Stock will entitle the holder to one vote on all matters presented to the stockholders for a vote. Holders of shares of Common Stock will have no preemptive, subscription or conversion rights. Our Board will determine if and when distributions may be paid out of legally available funds to the holders. We have not declared any cash dividends during the past fiscal year with respect to the Common Stock. Our declaration of any cash dividends in the future will depend on our Board’s determination as to whether, in light of our earnings, financial position, cash requirements and other relevant factors existing at the time, it appears advisable to do so. In addition, the Company has not declared or paid any dividends and has no plans to pay any dividends to the stockholders.

Rights Upon Liquidation. Upon liquidation, subject to the right of any holders of the Preferred Stock to receive preferential distributions, each outstanding share of Common Stock may participate pro rata in the assets remaining after payment of, or adequate provision for, all our known debts and liabilities.

Majority Voting. The holders of a majority of the outstanding shares of Common Stock constitute a quorum at any meeting of the stockholders. A plurality of the votes cast at a meeting of stockholders elects our directors. The Common Stock does not have cumulative voting rights.

As discussed on pages 14-17 of the Prospectus, in “Risks Related to Our Stock Being Publicly Traded,” you may experience substantial dilution if Dutchess converts its Debentures into Common Stock of the Company. Since the Conversion Rate fluctuates at a substantial percentage discount (25%) to fluctuating market prices, the number of shares issuable to Dutchess, upon conversion of the Debentures, is potentially limitless. The following table demonstrates the number of Common Shares of Enigma stock issuable to Dutchess upon conversion of their Debentures under the Maximum Conversion Price as defined in the Debenture Agreement and under 3 different declining Enigma stock price scenarios:

Amount of Debentures Held by Dutchess	$1,000,000
# of Common Shares Issuable at Maximum Conversion Price of $0.07	14,285,714
# of Common Shares Issuable at Conversion Price of $0.039 (assuming 25% drop in average market price to $0.0525)	25,641,025
# of Common Shares Issuable at Conversion Price of $0.02625 (assuming 50% drop in average market price to $0.035)	38,095,238
# of Common Shares Issuable at Conversion Price of $0.0131 (assuming 75% drop in average market price to $0.0175)	76,335,877

Dutchess’ overall ownership at any one moment is limited to 9.9% of the outstanding shares of Common Stock in accordance with the financing documents. However, Dutchess is free to sell any shares into the market, which have been issued to them, thereby enabling Dutchess to convert the remaining Debentures or exercise additional warrants into shares of Common Stock.

Preferred Stock

Voting, Dividend and Other Rights. The holders of shares of the Preferred Stock shall vote together with the holders of shares of Common Stock and any other series of preferred stock or Common Stock that, by its terms, votes on an as-if-converted basis with the Common Stock on all matters to be voted on or consented to by the stockholders of the Company, except as may otherwise be required under the Delaware General Corporation Law (the “DGCL”). With respect to the payment of dividends and other distributions on the capital stock of the Company, other than the distribution of the assets upon a liquidation, dissolution or winding-up of the affairs of the Company, the Preferred Stock shall rank: (i) senior to the Common Stock of the Company, (ii) senior to any new class or series of stock of the Company that by its terms ranks junior to the Preferred Stock, or that does not provide any terms for seniority, as to payment of dividends, or (iii) on a parity with any new class or series of stock of the Company that by its terms ranks on a parity with the Preferred Stock.

Rights Upon Liquidation. With respect to the distribution of assets upon a liquidation, dissolution or winding-up of the affairs of the Company, whether voluntary or involuntary, the Preferred Stock shall rank (i) on a parity the Common Stock, (ii) senior to any new class or series of stock of the Company that by its terms ranks junior to the Series A Preferred Stock, or that does not provide any terms for seniority, as to distribution of assets upon liquidation, dissolution or winding-up, (iii) on a parity with any new class or series of stock of the Company that by its terms ranks on a parity with the Series A Preferred Stock as to distribution of assets upon liquidation, dissolution or winding-up of the Company and (iv) with the consent of the holders of all of the then outstanding shares of the Preferred Stock, junior to any new class of stock of the Company that by its terms ranks senior to the Preferred Stock as to distribution of assets upon liquidation, dissolution or winding-up of the Company.

Conversion Rights. The number of shares issuable upon conversion of the Series A Preferred Stock, issued as an anti-dilutive device to Colorado Stark and Alvin Estevez, work in tandem with the number of shares issuable upon conversion of the Debentures. For example, the minimum amount of dilution to be experienced by Messrs. Stark and Estevez from their original holdings of Common Stock, at a combined holding of 74.2% of the outstanding Common Stock, due to conversion of the Debentures and issuance of stock from the exercise of Warrants, is 15%. Consequently the share conversion price is fixed at $0.07, subject to certain adjustments. This would result in the issuance of 106,199,832 shares of Common Stock upon conversion of their 7,433,988 shares of Preferred Stock, assuming issuance of 43,000,000 shares to Dutchess upon conversion of 100% of their Debentures and issuance of 15,000,000 shares to Dutchess, upon exercise of 100% of their Warrants.

Transfer Agent and Registrar

The registrar and transfer agent for the Company’s Common Stock is Mellon Investor Services, LLC, P.O. Box 3315, South Hackensack, NJ 07606-1915, (866) 229-3147. The Company acts as registrar and transfer agent for the Preferred Stock.

SHARES ELIGIBLE FOR FUTURE SALE

We had outstanding 4,191,266 shares of Common Stock as of the date of this prospectus. All 58,000,000 shares registered pursuant to this prospectus will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the “Securities Act”). If shares are purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act, their sales of shares would be governed by the limitations and restrictions that are described below.

In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of a company’s common stock for at least one year is entitled to sell within any three month period a number of shares that does not exceed the greater of:

(1) 1% of the number of shares of our Common Stock then outstanding; or

(2) the average weekly trading volume of the Company’s Common Stock during the four calendar weeks preceding the filing of a notice on form 144 with respect to the sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about the Company.

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without complying with the manner of sale, notice filing, volume limitation or notice provisions of Rule 144.

Future sales of substantial amounts of our Common Stock in the public market following the Offering, or the possibility of these sales occurring, could affect prevailing market prices for our Common Stock or could impair our ability to raise capital through an offering of equity securities.

SELLING STOCKHOLDERS

The following table sets forth information with respect to the maximum number of shares of Common Stock beneficially owned by the selling stockholders named below and as adjusted to give effect to the sale of the shares offered hereby. The shares beneficially owned have been determined in accordance with rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. The information in the table below is current as of December 31, 2005. All information contained in the table below is based upon information provided to us by the selling stockholders and we have not independently verified this information. The selling stockholders are not making any representation that any shares covered by the prospectus will be offered for sale. The selling stockholders may from time to time offer and sell pursuant to this prospectus any or all of the Common Stock being registered.

For purposes of this table, beneficial ownership is determined in accordance with SEC rules, and includes voting power and investment power with respect to shares and shares owned pursuant to warrants exercisable within 60 days. The “Number of Shares Beneficially Owned After Offering” column assumes the sale of all shares offered.

As explained below under “Plan of Distribution,” we have agreed with the selling stockholders to bear certain expenses (other than broker discounts and commissions, if any) in connection with the Registration Statement, which includes this prospectus.

Selling Stockholder	Natural Person	Number of Shares Beneficially Owned Prior to Offering (1)	Common Stock issuable upon conversion and exercise of securities forming part of this Offering	Number of Common Stock registered in this Offering	Number of Shares Beneficially Owned After Offering
Dutchess Private Equities Fund, LP and Dutchess Private Equities Fund II, LP	Michael Novielli, Douglas Leighton(2)	0	58,000,000(3)	58,000,000	58,000,000

(1) Ownership as of September 5, 2006, for the selling stockholders based on information provided by the selling stockholders or known to us.

(2) Michael Novielli and Douglas Leighton, the managing members of Dutchess Capital Management, LLC, the general partner of Dutchess Private Equities Fund, LP and Dutchess Private Equities Fund II, LP, share dispositive and voting power with respect to shares held by Dutchess.

(3) Represents (i) 43,000,000 shares of common stock issuable upon conversion of a $1,000,000 convertible debenture and (ii) 15,000,000 shares of common stock issuable upon exercise of warrants.

PLAN OF DISTRIBUTION

The Registration Statement relates to the Offering of 58,000,000 shares of Common Stock owned by Dutchess. Such shares of common stock are not outstanding, but Dutchess beneficially owns the underlying shares because the Debentures can be converted at Dutchess’ election.

The Company will not receive any proceeds from the sale of such shares. The selling stockholders will sell their Common Stock at the prevailing market prices or at privately negotiated prices. These shareholders may be underwriters as defined by the Securities Act.

The selling stockholders have advised us that the sale or distribution of our Common Stock owned by the selling stockholders may be effected by the selling stockholders as principals or through one or more underwriters, brokers, dealers or agents from time to time in one or more transactions (which may involve crosses or block transactions) (i) on the over-the-counter market or on any other market in which the price of our shares of Common Stock are quoted or (ii) in transactions otherwise than in the over-the-counter market or in any other market on which the price of our shares of Common Stock are quoted. Any of such transactions may be effected at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale or at negotiated or fixed prices, in each case as determined by the selling stockholders or by agreement between the selling stockholders and underwriters, brokers, dealers or agents, or purchasers. If the selling stockholders effect such transactions by selling their shares of Common Stock to or through underwriters, brokers, dealers or agents, such underwriters, brokers, dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of Common Stock for whom they may act as agent (which discounts, concessions or commissions as to particular underwriters, brokers, dealers or agents may be in excess of those customary in the types of transactions involved).

The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales after this Registration Statement becomes effective;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

The selling stockholders may also engage in short sales against the box after this Registration Statement becomes effective, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades.

Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of Common Stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by a selling stockholder. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of Common Stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of Common Stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders also may transfer the shares of Common Stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of Common Stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

We are required to pay all fees and expenses incident to the registration of the shares of Common Stock. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Each of the selling stockholders acquired the securities offered hereby in the ordinary course of business and has advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of Common Stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of Common Stock by any selling stockholder. If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of Common Stock, if required, we will file a supplement to this prospectus. If the selling stockholders use this prospectus for any sale of the shares of Common Stock, they will be subject to the prospectus delivery requirements of the Securities Act.

The anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of our Common Stock and activities of the selling stockholders.

LEGAL MATTERS

The legality of the issuance of the shares offered in this prospectus will be passed upon for us by Kirkpatrick & Lockhart Nicholson Graham LLP.

EXPERTS

The financial statements as of December 31, 2005 and for the year then ended, included in this Prospectus, have been audited by Bagell, Josephs, Levine & Company, LLC, independent registered public accounting firm, as stated in their report appearing herein and elsewhere in this Registration Statement, and have been so included in reliance upon the report of this firm given upon its authority as experts in auditing and accounting.

The financial statements for the year ended December 31, 2004, included in this Prospectus, have been audited by Eisner LLP, independent registered public accounting firm, as stated in their report appearing herein and elsewhere in this Registration Statement, and have been so included in reliance upon the report of this firm given upon its authority as experts in auditing and accounting.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the Common Stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant or any of its parents or subsidiaries. Nor was any such person connected with the registrant or any of its parents or subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
ACCOUNTING AND FINANCIAL DISCLOSURE

There have been no disagreements regarding accounting and financial disclosure matters with our independent certified public accountants.

AVAILABLE INFORMATION

We have filed with the SEC a Registration Statement on Form SB-2 (including exhibits) under the Securities Act, with respect to the shares to be sold in this Offering. This prospectus does not contain all the information set forth in the Registration Statement as some portions have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to our Company and the Common Stock offered in this prospectus, reference is made to the Registration Statement, including the exhibits filed thereto, and the financial statements and notes filed as a part thereof. With respect to each such document filed with the SEC as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved.

We are subject to the information and reporting requirements of the Exchange Act, and we file reports, proxy statements and other information with the SEC pursuant to the Securities Act. The public may read and copy any materials that we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov.

ENIGMA SOFTWARE GROUP, INC.
INDEX TO FINANCIAL STATEMENTS

Page
Condensed Balance Sheet at June 30, 2006 (unaudited)	F-2

Condensed Statements of Operations for the three month and
six month periods ended June 30, 2006 and 2005 (unaudited)	F-3

Condensed Statement of Changes in Capital Deficit for the six-month
period ended June 30, 2006 (unaudited)	F-4

Condensed Statements of Cash Flows for the six-month periods ended
June 30, 2006 and 2005 (unaudited)	F-5

Notes to Condensed Financial Statements (unaudited)	F-6 - F-13

Enigma Software Group, Inc.
Condensed Balance Sheet
June 30, 2006
(unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$465,418
Accounts receivable	99,274
Convertible debenture subscription receivable	500,000
Prepaid expenses	3,814

Total current assets	1,068,506

Property and equipment, net	4,667
Deferred financing costs	95,000
Security deposit	6,700

Total Assets	$1,174,873

LIABILITIES AND CAPITAL DEFICIT
Current Liabilities:
Accounts payable and accrued expenses	$162,029
Income taxes payable	86,166
Accrued debenture interest	1,000
Derivative liability	1,307,901
Warrant liability	735,694
Deferred revenue	336,459

Total current liabilities	2,629,249

Secured convertible debentures due 2011

Commitments and contingencies

Total Liabilities	2,629,249

CAPITAL DEFICIT
Series A convertible preferred stock, par value $0.001, 10,000,000 shares authorized;
7,433,988 issued and outstanding	7,434
Common stock, par value $0.001, 100,000,000 shares authorized;
4,191,266 issued and outstanding	4,191
Additional paid-in capital	108,569
Accumulated deficit	(1,574,570)

Total capital deficit	(1,454,376)

Total Liabilities and Capital Deficit	$1,174,873

See notes to condensed financial statements.

Enigma Software Group, Inc.
Condensed Statements of Operations
For the three-month and six month periods ended June 30,
(unaudited)

	Three Month Periods			Six Month Periods
	ended June 30,			ended June 30,
	2006		2005	2006	2005
Revenues:
Sales of software products		$254,481	$16,418,139	$551,921	$21,400,177
Commission income and advertising revenues		15,801	16,817	35,991	70,334
Other revenue		4,348		8,997
Total revenues		274,630	16,434,956	596,909	21,470,511

Expenses:
Marketing and selling		26,378	66,804	46,805	240,869
General and administrative		333,336	730,843	953,695	1,523,592
Depreciation and amortization		1,166	40,262	2,333	80,523
Total expenses		360,880	837,909	1,002,833	1,844,984

Operating (loss) income		(86,250)	15,597,047	(405,924)	19,625,527
Interest income		161	3,895	5,223	7,546
Other income			238		238
Debenture interest expense		(1,000)		(1,000)
Beneficial conversion interest expense		(1,043,595)		(1,043,595)
(Loss) income before income tax provision		(1,130,684)	15,601,180	(1,445,296)	19,633,311
Income tax provision			7,159,001		8,936,167

Net (loss) income		$(1,130,684)	$8,442,179	$(1,445,296)	$10,697,144

Basic net (loss)/income per common share	$	(0.07)	$0.52	$(0.09)	$0.68
Diluted net (loss)/income per common share	$	(0.07)	$0.52	$(0.09)	$0.67

Weighted average shares outstanding:
Basic		15,845,948	16,243,267	16,043,510	15,838,007
Diluted		15,845,948	16,258,443	16,043,510	15,847,798

See notes to condensed financial statements.

Enigma Software Group, Inc.
Condensed Statement of Changes in Capital Deficit
For the six-month period ended June 30, 2006

	Preferred Stock		Common Stock		Additional		Total
	Shares	Par Value	Shares	Par value	Paid-in Capital	Accumulated Deficit	Capital Deficit
Balance - December 31, 2005			16,243,267	$16,243	$(55,502)	$(129,274)	$(168,533)

Exchange and cancellation of common shares for newly issued preferred shares	7,433,988	$7,434	(12,052,001)	(12,052)	4,618

Stock based compensation expense					159,453		159,453

Net loss for the six-month period						(1,445,296)	(1,445,296)
Balance - June 30, 2006 (unaudited)	7,433,988	$7,434	4,191,266	$4,191	$108,569	$(1,574,570)	$(1,454,376)

See notes to condensed financial statements.

Enigma Software Group, Inc.
Condensed Statements of Cash Flows
For the six-month periods ended June 30,
unaudited)

	2006	2005
Cash flows from operating activities:
Net (loss) income	$(1,445,296)	$10,697,144
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Beneficial conversion interest expense	1,043,595
Stock based compensation expense	159,453
Depreciation and amortization	2,333	80,523
Interest income on officer’s loan		(819)
Changes in:
Accounts receivable	(47,978)	(245,000)
Prepaid expenses and other current assets	3,958	139,140
Security Deposit	(6,700)
Accounts payable and accrued expenses	111,197	(202,968)
Debenture interest accrued	1,000
Deferred revenue	(233,152)	(20,552,839)
Deferred tax asset		8,495,000
Income taxes payable		438,901
Restricted cash		995,140

Net cash used in operating activities	(411,590)	(155,778)

Cash flows from investing activities:
Purchase of property and equipment		(3,523)

Cash flows from financing activities:
Issuance of convertible debentures	1,000,000
Less Subscription receivable	(500,000)
Less: deferred financing costs in connection with issuance of convertible debentures	(95,000)
Derivative liability	1,307,901
Warrants liability	735,694
Convertible debenture discount	(1,000,000)
Beneficial conversion interest expense	(1,043,595)

Net cash provided by financing activities	405,000

Net (decrease)/increase in cash and cash equivalents	(6,590)	(159,301)
Cash and cash equivalents - beginning of period	472,008	615,734

Cash and cash equivalents - end of period	$465,418	$456,433

Non-cash transaction:
Common shares redeemed in connection with repayment of loan and interest by shareholder		$123,485

See notes to condensed financial statements.

Enigma Software Group, Inc.
Notes to Condensed Financial Statements
For the six-month period ended June 30, 2006
(unaudited)

Note A - Basis of presentation

The accompanying unaudited condensed financial statements of Enigma Software Group, Inc. (“Enigma” or the “Company”), have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and, pursuant to the rules and regulations of the Securities and Exchange Commission (SEC), with the instructions of Form 10-QSB. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. These financial statements and notes thereto should be read in conjunction with the financial statements and notes thereto for the year ended December 31, 2005 included in the Company’s Form 10-KSB filing with the SEC on April 10, 2006. The results for the interim period are not necessarily indicative of the results for the full fiscal year.

Note B - Financing Transaction

On June 28, 2006, the Company, entered into a Subscription Agreement (the “Subscription Agreement”) with Dutchess Private Equities Fund, LP and Dutchess Private Equities Fund, II, LP (collectively, “Dutchess”), and immediately closed the transaction pursuant to which the Company issued secured debentures, convertible into shares of common stock of the Company (the “Common Stock”), in the principal amount of One Million Dollars ($1,000,000) (the “Debentures”) (See Note G). Dutchess funded Five Hundred Thousand Dollars ($500,000) to the Company upon the initial closing and funded an additional Five Hundred Thousand Dollars ($500,000) to the Company on July 25, 2006 (the “Financing”), simultaneous with the Company’s filing of a registration statement (the “Registration Statement”) with the SEC, covering the shares of Common Stock underlying the Debentures.

The filing of the Registration Statement was in accordance with a Debenture Registration Rights Agreement, which was also entered into by the Company and Dutchess on June 28, 2006 and in which the Company agreed to register the shares of Common Stock issuable pursuant to the conversion of the Debentures as well as the exercise of outstanding warrants (the “Warrants”). Also, in connection with the Financing, on June 28, 2006, the Company and Dutchess entered into a Debenture Agreement, a Security Agreement and a Warrant Agreement.

Pursuant to the Security Agreement, the Company granted Dutchess a first priority security interest in certain property of the Company to secure the prompt payment, performance and discharge in full of all of the Company’s obligations under the Debentures and exercise and discharge in full all of the Company’s obligations under the Warrants.

The Registration Rights Agreement between the Company and Dutchess provides for liquidated damages to the extent that the Company does not attain certain milestones within specified time frames. Specifically, if the Company failed to file a registration statement within 35 calendar days after the Closing (a milestone which was met by the Company) liquidated damages amounting to $20,000.00 per month would have been payable to Dutchess. Also, the Conversion Price of the Debentures would have decreased by 10%. In addition, liquidated damages amounting to $20,000.00 per month are payable by the Company, in the event that the registration Statement is not declared effective within 90 calendar days after the Closing. Such liquidated damages are payable for each 30 calendar day period after the 90 day milestone on a pro-rata, compounded daily basis until the registration statement becomes effective. Finally, once the registration statement has become effective and thereafter if Dutchess’ right to sell is suspended, for any reason, for a period of 5 business days, then the Company must pay liquidated damages in the amount of 2% of the face amount of the then outstanding Debentures for each 10 day calendar period that the suspension is in effect.

In connection with the Financing, the Company’s two founders and principal stockholders, Colorado Stark and Alvin Estevez, each exchanged their shares of Common Stock (collectively 12,052,001 shares of Common Stock) for an aggregate 7,433,988 shares of newly issued Series A Convertible Preferred Stock (the “Preferred Stock”). While the Preferred Stock ranks senior to the Common Stock with respect to dividends, and on parity with the Common Stock with respect to liquidation, the holders of shares of the Preferred Stock shall generally vote together with the holders of shares of the Common Stock on an as-if-converted basis. The purpose of this exchange was to provide anti-dilution protection to Messrs. Stark and Estevez up to 85% in light of the potential dilutive effect upon conversion of the Debentures and exercise of the Warrants. The shares of Common Stock that will be issued if the shares of Preferred Stock are converted will be very dilutive to the Company’s common stockholders (see Note H).

Note C - Going Concern - The Company continues to lose money and may not stay in operations

The Company’s independent public accountants, in their opinion rendered in connection with the Company’s most recent audited financial statements as of December 31, 2005, expressed substantial doubt as to the Company’s ability to continue as a going concern. During the year ended December 31, 2005 and the six month period ended June 30, 2006, the Company did not generate sufficient cash flows from revenues to fund its operations (see Note E-1). For the year ended December 31, 2005, the Company used cash of $137,226 in operating activities and cash of $6,500 in investing activities, and for the six month period ended June 30, 2006, the Company used $411,590 of cash in operating activities, for total net operating cash use of $555,316 over the 18 month period. As the Company began fiscal year 2005 with cash of $615,734, it had insufficient financial resources on hand in June 2006 to fund its operations for the remainder of the current year.

The Financing provided the Company with net cash of $405,000 on June 28, 2006 so that as of June 30, 2006 the Company had cash of $465,418 to fund its operations. However, unless the Company is successful in generating additional sources of revenue, or obtaining additional capital, or restructuring its business, the Company is likely to deplete its net working capital reserves during the third or fourth quarter of 2007.

The Company is in the process of implementing a new business plan, which is designed to build a new revenue model based upon the Company’s prior development and marketing successes. However, there can be no assurance that the Company’s new business plan will be successful.

Note D - Reverse takeover

Maxi Group, Inc. (“Maxi”), a non-operating public company, was incorporated on June 17, 1986 in the State of Nevada. On December 29, 2004, Maxi entered into a Share Exchange Agreement (the "Acquisition Agreement") with Adorons.com, Inc. (formerly known as Enigma Software Group, Inc.), a closely-held Delaware corporation which commenced operations in 1999 (“Adorons”). Adorons was a developer of security software products designed to give customers control over the programs installed on their computers in an automated and easy-to-use way, thereby enhancing transparency and user-control.

Pursuant to the terms of the Acquisition Agreement, which closed on February 16, 2005, Maxi acquired substantially all of the issued and outstanding capital stock of Adorons, in exchange for 14,158,953 newly issued shares of Maxi's common stock (the "Exchange"). In addition, Maxi acquired for $50,000, 97,633,798 shares of its own common stock from certain of its stockholders prior to the Exchange, which shares were canceled on February 16, 2005. Three stockholders of Adorons, who held 151,858 shares of common stock, did not exchange their shares for Maxi common stock at the time of the Exchange. However, on April 8, 2005, these stockholders did exchange all of their shares for 429,305 shares of Maxi common stock. For reporting purposes, these shares were considered to have been exchanged as of February 16, 2005.

The 14,588,258 shares of common stock newly issued by Maxi represented approximately 89.81% of the ownership interests in Maxi. The Exchange, which resulted in the stockholders of Adorons obtaining control of Maxi, represented a recapitalization of Maxi, or a reverse takeover, rather than a business combination. As a non-operating company, the assets and liabilities of Maxi were not material to the reverse takeover. For accounting purposes, Adorons was considered to be an acquirer in the reverse acquisition transaction and, consequently, the financial statements are the historical financial statements of Adorons and the reverse takeover has been treated as a recapitalization of Adorons. Additionally, on February 16, 2005, Maxi issued 135,000 shares of its common stock to a related party for the assumption of certain liabilities that amounted to approximately $46,000.

On April 14, 2005, Maxi completed a reincorporation merger to the State of Delaware and changed its name to Enigma Software Group, Inc. On May 17, 2005, Adorons merged into its parent company, Enigma Software Group, Inc., and ceased to exist as a separate company. Henceforth, Enigma Software Group, Inc. (“Enigma”) is defined as the Company.

Note E - Selected Significant Accounting Policies

[1] Revenue recognition:

With respect to license fees generated from the sales of downloadable security software products, the Company recognizes revenues in accordance with Statement of Position (“SOP”) No. 97-2, "Software Revenue Recognition," as amended by SOP No. 98-9, "Modification of SOP No. 97-2, Software Revenue Recognition, With Respect to Certain Transactions." These statements provide guidance for recognizing revenues related to sales by software vendors. The Company sells its SpyHunter® software ("SpyHunter") over the Internet. Customers order the product and simultaneously provide their credit card information to the Company. Upon receipt of authorization from the credit card issuer, the Company licenses the customer to download SpyHunter over the Internet. For the sales price, the Company provides post-contract customer support ("PCS") currently for a period of six months, which consists primarily of e-mail support and free updates to its SpyHunter software, as and when such updates are available. In accordance with SOP No. 97-2 and SOP No. 98-9, the fee is required to be allocated to the various elements, based on vendor-specific objective evidence ("VSOE") of fair value.

In connection with the issuance of SpyHunter 2.0, which was released in late January 2005, the Company announced to all of its then existing customers that as of March 10, 2005, the Company would no longer support and/or provide updates to its SpyHunter software issued prior to the introduction of SpyHunter 2.0 (“SpyHunter 1 series”), and the Company ceased to offer the SpyHunter 1 series, for which PCS had been provided for an indefinite period. As an incentive to purchase the then recently released SpyHunter 2.0, the Company offered this software to its existing customers free of charge for a period of 90 days. Since VSOE did not exist for the allocation of revenue to the various elements of the SpyHunter 1 series arrangement, the Company had deferred all revenue from such arrangements. However, with the discontinuance of the SpyHunter 1 series, the Company began to recognize its deferred revenue related to the SpyHunter 1 series, beginning March 11, 2005, ratably over a period of 90 days. Accordingly, during the year ended December 31, 2005, the Company recognized as revenue, all sales from its SpyHunter 1 series software, while no additional cash was received during that year in connection with these sales. Substantially all (99.4%) of the revenue from sales of software products reported during the six months ended June 30, 2005 is due to this revenue recognition policy.

SpyHunter 2.0 provided for twelve months of post-contract customer support and updates, if any. Accordingly, the Company recognized revenue from sales of SpyHunter 2.0 ratably over the 12-month period subsequent to each sale of SpyHunter 2.0. During May 2006, the Company introduced SpyHunter 2.7 for which the Company provides post-contract customer support and updates, if any, for a period of six months. The Company considers all revenue from SpyHunter 2.0 and SpyHunter 2.7 sales to be attributable to the service elements. During the three month periods ended June 30, 2006 and 2005, the revenue recognized from the combined sales of SpyHunter 2.0 and 2.7 was approximately $254,000 and $104,000, respectively; and during the six month periods ended June 30, 2006 and 2005, the revenue recognized from such sales was approximately $551,000 and $121,000, respectively. Actual cash sales during the three month periods ended June 30, 2006 and 2005 were approximately $213,000 and $501,000, respectively; and actual cash sales during the six month periods ended June 30, 2006 and 2005 were approximately $318,000 and $732,000, respectively.

With respect to commission income, the Company recognizes such revenue at the time of delivery of the product or the service for which the commission is earned; and with respect to on-line advertising, at the time the advertising revenue is generated as determined by the consumer’s click-through to the advertiser’s website.

[2] Accounting estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue, costs and expenses during the period. Estimates are used in accounting for the cost of post-contract customer support, sales returns and allowances, life of depreciable and amortizable assets, employee benefits, provisions for income taxes, realization of deferred tax assets and stock-based compensation expenses. Actual results could differ from those estimates.

[3] Stock-based compensation expense:

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123 (revised 2004)”). SFAS 123 (revised 2004) establishes standards that require companies to record the cost resulting from all share-based payment transactions using the fair value method. Transition under SFAS 123 (revised 2004) permits using a modified version of prospective application under which compensation costs are recorded for all unvested share-based payments outstanding or a modified retrospective method under which all prior periods impacted by SFAS 123 are restated. SFAS 123 (revised 2004) became effective, for the Company, as of January 1, 2006, with early adoption permitted. Enigma adopted prospective application in 2006, and accordingly all compensation costs incurred through March 31, 2006 associated with vested and unvested incentive stock options were expensed in the first quarter of 2006. This resulted in a charge to earnings of $129,706 in that quarter. Accordingly, the financial statements for the Company’s prior interim periods and fiscal years will not reflect any restated amounts. In addition, for compensation costs incurred in the second quarter of 2006 in connection with stock options granted during that period, the Company recorded a charge to earnings of $29,747. Since the portion of this expense related to Incentive Stock Options (“ISOs”) is not deductible for tax purposes, its recording gave rise to a deferred tax asset of $54,214. However, since the Company has reported a loss for the six months before taxes and has utilized all if its Net Operating Loss carryforwards, such benefit would not be realizable, and as a result, has been entirely offset by a valuation reserve.

[4] Earnings per share:

Basic earnings per share is computed by dividing the income/loss available to common stockholders by the weighted average number of common shares outstanding. For the three and six month periods ended June 30, 2005, diluted earnings per share includes the dilutive effect, if any, from the potential exercise of stock options using the treasury stock method, the potential conversion of shares of Preferred Stock into Common Stock, the potential conversion of Convertible Debentures into shares of Common Stock and the potential issuance of shares of Common Stock upon potential exercise of Warrants. Since such treatment for the three and six month periods ended June 30, 2006 would be anti-dilutive, diluted earnings per share are equivalent to basic earnings per share.

Note F - Restricted Cash

Under a credit card processing agreement with a financial institution, which was terminated as of December 31, 2004, the Company had been required to maintain a security reserve deposit as collateral. The amount of the deposit was at the discretion of the financial institution and as of December 31, 2004, it was $1,004,640. During the six months ended June 30, 2005, $995,140 of these funds were released to the Company and were reflected in net cash provided by operating activities for the six month period ended June 30, 2005, with the result that net cash used in operating activities for the six month period ended June 30, 2005 was $155,778. Without the benefit of these released funds, the Company would have reported net cash used in operating activities for the six months ended June 30, 2005 in the amount of $1,150,918.

Note G - Secured Convertible Debentures Due 2011

The Debentures bear interest at 12% per annum, payable monthly, and are due in June of 2011. The Debentures are convertible into shares of Common Stock of the Company at the lesser of $0.07 per share or seventy-five percent (75%) of the lowest closing bid price of the Common Stock during the 20 trading days immediately preceding a notice of conversion (the “Conversion Price”). The Warrants are also exercisable at the Conversion Price and may be exercised any time after issuance through and including June 28, 2011. The shares of Common Stock that will be issued if the underlying Debentures are converted and the Warrants are exercised will be very dilutive to the Company’s common stockholders (see Note H). The potential conversion of Convertible Debentures into shares of Common Stock and the potential issuance of shares of Common Stock upon the potential exercise of Warrants give rise to a Derivative Liability and a Warrant Liability, respectively. The Company has calculated the potential value of each respective liability using the Black-Scholes-Merton option-pricing model: with the Company’s latest stock trading price of $0.05 at, or prior to, June 30,2006; the annualized historical volatility of the Company’s stock price over a period of 16 months of 200.24%; an estimated exercise price of $0.0375, equal to the estimated maximum Conversion Price at June 30, 2006; an estimated life of 5 years for the Convertible Debentures; and a discount rate equal to the yield on 5 year Treasury Notes issued June30, 2006. These calculations resulted in an estimated value of $1,307,901 for the convertibility feature of the Convertible Debentures and an estimated value of $735,694 for the Warrants. Such amounts were recorded as liabilities in the Company’s financial statements as of June 30, 2006, giving rise to a charge to earnings in the quarter ended June 30, 2006 of $1,043,595 for Beneficial Conversion Interest Expense as well as a Convertible Debenture Discount of $1,000,000, which was netted against the liability for Convertible Debentures, thereby reducing that liability to zero.

Note H - Stockholders’ Equity

Preferred Stock: As discussed in Note B, with the issuance of the Debentures to Dutchess, Messrs. Stark and Estevez exchanged their shares of Common Stock for shares of Preferred Stock. The Company has 10,000,000 shares of authorized capital stock designated as Preferred Stock, $0.001 par value, of which, as of June 30, 2006, 7,433,988 shares were issued and outstanding. The terms of the Preferred Stock follow:

Voting, Dividend and Other Rights. The holders of shares of the Preferred Stock shall vote together with the holders of shares of Common Stock and any other series of preferred stock or Common Stock that, by its terms, votes on an as-if-converted basis with the Common Stock on all matters to be voted on or consented to by the stockholders of the Company, except as may otherwise be required under the Delaware General Corporation Law (the “DGCL”). With respect to the payment of dividends and other distributions on the capital stock of the Company, other than the distribution of the assets upon a liquidation, dissolution or winding-up of the affairs of the Company, the Preferred Stock shall rank: (i) senior to the Common Stock of the Company, (ii) senior to any new class or series of stock of the Company that by its terms ranks junior to the Preferred Stock, or that does not provide any terms for seniority, as to payment of dividends, or (iii) on a parity with any new class or series of stock of the Company that by its terms ranks on a parity with the Preferred Stock.

Rights Upon Liquidation. With respect to the distribution of assets upon a liquidation, dissolution or winding-up of the affairs of the Company, whether voluntary or involuntary, the Preferred Stock shall rank (i) on a parity with the Common Stock, (ii) senior to any new class or series of stock of the Company that by its terms ranks junior to the Preferred Stock, or that does not provide any terms for seniority, as to distribution of assets upon liquidation, dissolution or winding-up, (iii) on a parity with any new class or series of stock of the Company that by its terms ranks on a parity with the Preferred Stock as to distribution of assets upon liquidation, dissolution or winding-up of the Company and (iv) with the consent of the holders of all of the then outstanding shares of the Preferred Stock, junior to any new class of stock of the Company that by its terms ranks senior to the Preferred Stock as to distribution of assets upon liquidation, dissolution or winding-up of the Company.

Conversion Rights. As long as the Debentures are outstanding, and the number of shares of Common Stock outstanding have not been subdivided (by forward stock split, stock dividend or other like occurrence) into a greater number of shares of Common Stock or combined or consolidated into a lesser number of shares of Common Stock (by reverse split or otherwise), the Preferred Stock shall be convertible, at the option of the holders, into the number of shares of Common Stock determined by dividing the number of shares of Preferred Stock by $0.07. If the number of shares of Common Stock outstanding have been subdivided or combined or consolidated, then the $0.07 shall be adjusted accordingly, assuming no equivalent subdivision or increase has been made with respect to the Preferred Stock. The Preferred Stock automatically converts into Common Stock upon the repayment or conversion in full of the Debentures.

Since the Preferred Stock is intended to provide anti-dilution protection to the owners of the Preferred Stock, it is not considered to be a derivative as defined in FASB Opinion 133, and accordingly has not been considered in calculating diluted weighted average shares outstanding.

Common Stock: The Company has 100,000,000 shares of authorized capital stock designated as Common Stock, $0.001 par value of which, as of June 30, 2006, 4,191,266 shares were issued and outstanding. As discussed in Note B, on July 25, 2006, the Company filed a registration statement (the “Registration Statement”) with the SEC, covering the shares of Common Stock underlying the Debentures. The Registration Statement relates to the issuance of up to 58,000,000 shares of Common Stock of which up to 43,000,000 shares are issuable upon the conversion of the Debentures and the payment of the principal amount of, and interest on, these Debentures; and 15,000,000 shares are issuable upon the exercise of the Warrants by the Debenture holders. The Company will not receive any proceeds from the conversion of the Debentures into Common Stock but will receive proceeds from the exercise of the Warrants. These 58,000,000 shares of Common Stock are reserved, as are 3,000,000 shares of Common Stock in connection with the Company’s Stock Option Plan (see Note J).

Note I - Contingencies

From time to time, the Company is involved in routine legal matters incidental to its business. In the opinion of management, the ultimate resolution of such matters will not have a material adverse effect on the Company’s financial position, results of operations or liquidity.

Note J - Stock Option Plan

During the year ended December 31, 2005, the Company granted options, under the 2005 Stock Option and Grant Plan (the “Stock Option Plan”), to 18 employees, a non-employee director and consultants to purchase an aggregate of 1,257,595 shares of the Company’s Common Stock at exercise prices ranging from $1.10-$1.26. The options vest over periods of up to three years. Subsequent to the granting of the options, 11 employees were terminated by the Company and their unvested options were terminated. As a result, option grants for 303,985 shares were cancelled and returned to the Stock Option Plan, and the total number of options outstanding at December 31, 2005 was 953,610. Compensation costs to the extent previously recognized in connection with cancelled stock option grants are not reversed upon cancellation.

During March and April of 2006, the Company granted options under the Stock Option Plan to seven employees, a non-employee director and consultants to purchase an additional aggregate of 1,438,000 shares of the Company’s Common Stock at exercise prices ranging from $0.065-$0.0715. These options generally vest ratably over a period of 12 months from the date of grant, which is the requisite service period for such awards. No other conditions, such as market or performance conditions, must be satisfied in order for the option awards to fully vest.

The following table presents the status of options outstanding under the Stock Option Plan as of June 30, 2006:

Year of Grant	# granted	# cancelled	# exercised	# outstanding	# vested	# unvested
2005	1,257,595	(303,985)	0	953,610	163,789	789,821
2006	1,438,000	0	0	1,438,000	636,800	801,200
Total	2,695,595	(303,985)	0	2,391,610	800,589	1,591,021

The fair value of each option was estimated as of the date of issuance using the Black-Scholes-Merton option-pricing model, with the following weighted-average assumptions: dividend yield of 0%; expected volatility of 90%; risk-free interest rates ranging from 3.91% to 4.00% for the options granted in 2005 and from 4.78% to 4.91% for those options granted in 2006; and expected lives of five years from the dates of grant.

Note K - Profit Sharing Plan

During 2004, the Company adopted a defined contribution plan, the Enigma Software Group, Inc. 401(k) Plan, (the "401(k) Plan"). The 401(k) Plan became effective on May 1, 2004. Eligible employees are able to make contributions to the 401(k) Plan, which are matched by the Company at the rate of 50% of the first $10,000 of an individual employee's contribution. The Company's contribution to the 401(k) Plan for the three-month periods ended June 30, 2006 and 2005 was $0 and $41,334, respectively; and for the six-month periods ended June 30, 2006 and 2005, was $11,921 and $55,218, respectively. The 2006 contributions reflect the decline in the number of employees from 18 in 2005 to 7 in 2006, as well as the suspension of Company matching contributions during the 2nd quarter of 2006 in order to conserve cash.

Note L - Provision For Income Taxes

The income tax benefit or expense for the three month periods ended June 30, 2006 and 2005 and the six month periods ended June 30, 2006 and 2005 differed from the amounts computed by applying the federal income tax rate of 34% to the pre-tax loss or income as a result of the following:

	THREE MONTHS ENDED JUNE 30, 2006	THREE MONTHS ENDED JUNE 30, 2005	SIX MONTHS ENDED JUNE 30, 2006	SIX MONTHS ENDED JUNE 30, 2005

COMPUTED (BENEFIT) PROVISION	($18,160)	$5,279,065	($82,360)	$6,649,990
PROVISION FOR STATE & LOCAL INCOME TAXES		1,879,936		2,286,177
DEFERRED TAX ASSET ASSOCIATED WITH SHARE-BASED COMPENSATION	(11,445)		(54,214)
TOTAL CALCULATED (BENEFIT) PROVISION	(29,605)		(136,574)
INCREASE IN VALUATION ALLOWANCE	29,605		136,574

NET (BENEFIT) PROVISION	$-	$7,159,001	$-	$8,936,167

Note M - Legal Proceedings

The Company had leased space at 17 State Street, New York, New York (the "Building").  On March 10, 2006, the Company advised the owner of the Building that in view of the owner's breach of certain of its obligations under the Company's lease of space at the Building, the Company had no choice but to vacate the premises.  Accordingly, the Company relocated to offices in Stamford, Connecticut in order to conserve cash while it attempted to develop a viable business plan, rebuild its business and explore strategic alternatives.  In June 2006, the Company and the owner of the Building reached agreement (the “Agreement”) to settle the dispute. Per the terms of the Agreement, Enigma surrendered the premises and was released from the terms of the Short Term Lease Agreement it had entered into on April 28, 2004. Enigma paid the landlord the sum of $20,000 and the landlord retained a security deposit of $83,147, in consideration of the landlord executing and delivering the Agreement to Enigma. As a result, Enigma is no longer obligated to pay the landlord fixed rent, which from March 1, 2006 to November 30, 2007 would have been approximately $348,600, nor any other rent or charge in connection with its lease of the premises. In addition, Enigma and the landlord mutually released each other from any and all claims, except to the extent Enigma does not surrender the premises and causes damage to the Landlord thereby or otherwise breaches any covenant or representation set forth in the Agreement. The security deposit had been written off by the Company during the year ended December 31, 2005. The $20,000 payment to the landlord was charged to operations during the three month period ended June 30, 2006.

In addition, the Company had been in dispute with the operator of a co-location facility where the Company had maintained a portion of its computer equipment until March 2006. The Company removed that equipment and ceased paying the operator the amount required under its agreement with the operator. In June 2006, the Company and the operator reached a mutually agreeable settlement of the amount owed for the remaining term of the agreement.

ENIGMA SOFTWARE GROUP, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Enigma Software Group, Inc.
Stamford, CT 06902

We have audited the accompanying balance sheet of Enigma Software Group, Inc., (the “Company”) as of December 31, 2005, and the related statements of operations, changes in capital deficit, and cash flows for the year ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Enigma Software Group, Inc., as of December 31, 2005, and the results of its operations and its cash flows for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note A to the financial statements, the Company did not generate sufficient cash flows from revenues during the year ended December 31, 2005, to fund its operations. Also at December 31, 2005, the Company had negative net working capital of $175,533. The Company’s net working capital position has continued to deteriorate into the first quarter of 2006. Unless the Company is successful in generating new sources of revenue, or obtaining debt or equity financing, or restructuring its business, the Company is likely to deplete its working capital during 2006. These matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plan in regard to these matters is also described in Note A. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Bagell, Josephs, Levine & Company, LLC

Gibbsboro, New Jersey
March 21, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Enigma Software Group, Inc.

We have audited the accompanying statements of operations, changes in capital deficit and cash flows of Enigma Software Group, Inc. (formerly known as Adorons.com, Inc.) (the "Company") for the year ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Enigma Software Group, Inc. (formerly known as Adorons.com, Inc.) for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
March 29, 2005

With respect to Note B
April 8, 2005

Enigma Software Group, Inc.
Balance Sheet
December 31, 2005

ASSETS
Current assets:
Cash and cash equivalents	$472,008
Accounts receivable	51,296
Prepaid expenses and other current assets	7,772

Total current assets	531,076

Property and equipment, net	7,000

Total Assets	$538,076

LIABILITIES AND CAPITAL DEFICIT
Current Liabilities:
Accounts payable and accrued expenses	$50,831
Income taxes payable	86,166
Deferred revenue	569,612

Total current liabilities	706,609

Commitments and contingencies

CAPITAL DEFICIT
Common stock, par value $0.001, 100,000,000 shares authorized; 16,243,267 issued and outstanding	16,243
Additional paid-in capital	(55,502)
Accumulated Deficit	(129,274)

Total capital deficit	(168,533)

Total Liabilities and Capital Deficit	$538,076

See notes to financial statements.

Enigma Software Group, Inc.
Statements of Operations

	Year ended December 31,
	2005	2004
Revenues:
Sales of software products	$21,915,358	$0
Commission income and advertising revenues	107,367	0
Total revenues	22,022,725	0

Expenses:
Marketing and selling	308,015	7,755,841
General and administrative	2,425,265	5,457,123
Write-down of impaired assets	387,055
Depreciation and amortization	161,045	87,024

Total costs and expenses	3,281,380	13,299,988

Operating income (loss)	18,741,345	(13,299,988)
Interest income	13,448	27,764

Income (loss) before income tax provision	18,754,793	(13,272,224)
Income tax provision (benefit)	8,581,697	(8,495,000)

Net income (loss)	$10,173,096	$(4,777,224)

Basic net income/(loss) per common share	$0.63	$(0.33)
Diluted net income/(loss) per common share	$0.63	$(0.33)

Weighted average shares outstanding:
Basic	16,129,178	14,650,001
Diluted	16,129,178	14,650,001

See notes to financial statements.

Enigma Software Group, Inc.
Statement of Changes in Capital Deficit
For the two years ended December 31, 2005

	Common Stock		Additional		Treasury Stock		Total
	Shares	Par value	Paid-in Capital	Accumulated Deficit	Shares	Amount	Capital Deficit

Balance - December 31, 2003	14,838,198	$14,838	$74,048	$(5,525,146)	(188,197)	$(4,660)	$(5,440,920)

Net loss for the year				(4,777,224)			(4,777,224)
Balance - December 31, 2004	14,838,198	$14,838	$74,048	$(10,302,370)	(188,197)	$(4,660)	$(10,218,144)

Shares redeemed in connection with repayment of loan by shareholder on February 15, 2005					(61,743)	(123,485)	(123,485)

Shares deemed issued in connection with Maxi Group, Inc. merger on February 16, 2005	1,655,009	1,655	(1,655)

Shares of Treasury Stock cancelled on March 8, 2005	(249,940)	(250)	(127,895)		249,940	128,145

Net income for the year				10,173,096			10,173,096

Balance - December 31, 2005	16,243,267	$16,243	$(55,502)	$(129,274)	-	$-	$(168,533)

See notes to financial statements.

Enigma Software Group, Inc.
Statements of Cash Flows
For the years ended December 31,

	2005	2004
Cash flows from operating activities:
Net Income (loss)	$10,173,096	$(4,777,224)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Deferred tax asset	8,495,000	(8,495,000)
Write-down of impaired assets, net of cash proceeds	387,055
Depreciation and amortization	161,045	87,024
Interest income on loan repaid by officer	(819)
Changes in:
Restricted cash	1,004,640	(310,821)
Accounts receivable	(38,355)	279,628
Prepaid expenses and other current assets	146,941	(111,178)
Prepaid income taxes	256,711	(256,711)
Security Deposit		(84,458)
Accounts payable and accrued expenses	(213,749)	173,656
Income taxes payable	86,166
Deferred revenue	(20,594,957)	14,846,087
Net cash (used in) provided by operating activities	(137,226)	1,351,003

Cash flows from investing activities:
Purchase of property and equipment	(9,285)	(517,599)
Proceeds from disposition of excess property and equipment	2,785	-

Net cash used in investing activities	(6,500)	(517,599)

Cash flows from financing activities:
Loans to shareholders and related parties net of repayment		(159,663)
Repayment of bank overdraft		(58,007)
Net cash used in financing activities		(217,670)

Net (decrease)/increase in cash and cash equivalents	(143,726)	615,734
Cash and cash equivalents - beginning of year	615,734	-

Cash and cash equivalents - end of year	$472,008	$615,734

Non-cash transaction:
Common shares redeemed in connection with repayment of loan and interest by shareholder	$123,485

Supplemental disclosure of cash flow information:
Cash paid for:
Interest	$-	$1,280
Taxes	$2,191	$235,647

See notes to financial statements.

Enigma Software Group, Inc.
Notes to Financial Statements
For the years ended December 31, 2005 and 2004

Note A - Organization

Enigma Software Group, Inc., (the “Company”), is a Delaware corporation that was formed in 2005 and is the surviving corporation of a reverse takeover; however, the business of the Company actually commenced in 1999 (see Note B). The Company develops software and Internet-based systems designed to give customers information and control over the programs installed on their computers in an automated and easy-to-use way. The Company’s business strategy is to develop products that further the values on which the Internet is based, transparency and user control. In promoting these values, commitment to customers is paramount.

The Company did not generate sufficient cash flows from revenues during the year ended December 31, 2005 to fund its operations (see Notes C-2 and D). In order to slow the outflow of cash until new sources of revenue could be generated, commencing in June 2005 and through December 2005, the Company reduced its work force, and its executive officers had allowed the Company to defer a portion of their salary payments. In December 2005 those salary deferrals were paid in lump-sums to the executive officers, in compliance with their employment contracts.

Going Concern - The Company continues to lose money and may not stay in operations:

At December 31, 2005, the Company had negative net working capital of $175,533, including deferred revenue of $569,612. Adding back this deferred revenue, the Company had net working capital $394,079 available to fund ongoing operations. The Company’s net working capital position has continued to deteriorate into the first quarter of 2006. Unless the Company is successful in generating new sources of revenue, or obtaining debt or equity financing, or restructuring its business, the Company is likely to deplete its net working capital reserves during the second quarter of 2006.

Based on the Company’s business model, as well as encouraging test results during the third and fourth quarters of 2005, management had believed that the Company would be able to meet its obligations as they came due, as well as its budgeted working capital requirements for its planned activities, at least through September 30, 2006, by continuing to further reduce costs and by attempting to raise capital through debt or equity financing. However, by early February 2006, such attempts to raise debt or equity capital had proved fruitless, and it became obvious to management that the Company’s business plan was no longer viable, as the encouraging test results it had noted in the latter half of 2005 dissipated in January 2006. The Company’s cash position continued to deteriorate during the first quarter of 2006, and it became obvious that additional drastic actions would be necessary in order to gain time as the Company continues to develop additional sources of revenue, seeks new sources of capital and reviews strategic alternatives (see Note M).

The Company is in process of developing a new business plan, which is designed to build a new revenue model based upon the Company’s prior development and marketing successes. This new business plan will also entail raising capital for product development, marketing and increased avenues of distribution, as well as such strategic alternatives as acquisitions of complimentary security software businesses.

Note B - Reverse Takeover

Maxi Group, Inc. (“Maxi”), a non-operating public company, was incorporated on June 17, 1986 in the State of Nevada. On December 29, 2004, Maxi entered into a Share Exchange Agreement (the “Acquisition Agreement”)

with Adorons.com, Inc. (formerly known as Enigma Software Group, Inc.) a closely-held, Delaware corporation which commenced operations in 1999 (“Adorons”). Adorons was a developer of an Internet-based search network and downloadable security software products designed to give customers instant access to information on the web and control over the programs installed on their computers in an automated and easy-to-use way, thereby enhancing transparency and user-control.

Pursuant to the terms of the Acquisition Agreement, which closed on February 16, 2005, Maxi acquired substantially all of the issued and outstanding capital stock of Adorons, in exchange for 14,158,953 newly issued shares of Maxi’s common stock (the “Exchange”). In addition, Maxi acquired for $50,000, 97,633,798 shares of its own common stock from certain of its stockholders prior to the Exchange, which shares were canceled on February 16, 2005. Three stockholders of Adorons, who held 151,858 shares of common stock, did not exchange their shares for Maxi common stock at the time of the Exchange. However, on April 8, 2005, these stockholders did exchange all of their shares for 429,305 shares of Maxi common stock. For reporting purposes, these shares are considered to have been exchanged as of February 16, 2005.

The 14,588,258 shares of common stock represented approximately 89.81% of the ownership interests in Maxi. The Exchange, which resulted in the stockholders of Adorons obtaining control of Maxi, represented a recapitalization of Maxi, or a reverse takeover rather than a business combination. As a non-operating company, the assets and liabilities of Maxi were not material to the reverse takeover. For accounting purposes, Adorons was considered to be an acquirer in the reverse acquisition transaction and, consequently, the financial statements are the historical financial statements of Adorons and the reverse takeover has been treated as a recapitalization of Adorons. Additionally, on February 16, 2005, Maxi issued 135,000 shares of common stock to a related party for the assumption of certain liabilities that amounted to approximately $46,000.

On April 14, 2005, Maxi completed a reincorporation merger to the state of Delaware and changed its name to Enigma Software Group, Inc. On May 17, 2005, Adorons merged into its parent company, Enigma Software Group, Inc., and ceased to exist as a separate company. Henceforth, Enigma Software Group, Inc. (“Enigma”) is defined as the Company.

Note C - Significant Accounting Policies

[1] Fair value of financial instruments:

At December 31, 2005, the Company’s financial instruments consist of cash, accounts receivable and accounts payable. The carrying values of these instruments approximate their fair value because of their short-term nature.

[2] Revenue recognition:

With respect to license fees generated from the sales of downloadable security software products, the Company recognizes revenues in accordance with SOP No. 97-2, “Software Revenue Recognition,” as amended by SOP No. 98-9, “Modification of SOP No. 97-2, Software Revenue Recognition, With Respect to Certain Transactions.” These statements provide guidance for recognizing revenues related to sales by software vendors. The Company sells its SpyHunterTM software (“SpyHunter”) over the Internet. Customers order the product and simultaneously provide their credit card information to the Company. Upon receipt of authorization from the credit card issuer, the Company licenses the customer to download SpyHunter over the Internet. As part of the sales price, the Company provides post-contract customer support (“PCS”) which consists primarily of e-mail support and free updates to its SpyHunter software, as and when such updates are available. The sales of software arrangements by the Company are considered to be multiple deliverables. In accordance with SOP No. 97-2 and SOP No. 98-9, the fee is required to be allocated to the various elements based on vendor-specific objective evidence (“VSOE”) of fair value.

In connection with the issuance of SpyHunter 2.0, which was released in late January 2005, the Company announced to all of its existing customers that as of March 10, 2005, the Company would no longer support and/or provide updates to its SpyHunter software issued prior to the introduction of SpyHunter 2.0 (“SpyHunter 1 series”) and the Company ceased to offer the SpyHunter 1 series, for which PCS had been provided for an indefinite period. As an incentive to purchase the recently released SpyHunter 2.0, the Company offered this new software to its existing customers free of charge for a period of 90 days. Since VSOE did not exist for the allocation of revenue to the various elements of the SpyHunter 1 series arrangement, the Company had deferred all revenue from such arrangements during the years ended December 31, 2003 and 2004. However, with the discontinuance of the SpyHunter 1 series, the Company began to recognize its deferred revenue related to the SpyHunter 1 series beginning March 11, 2005, ratably over a period of 90 days. Accordingly, the Company recognized as revenue during the first six months of 2005, all sales from its SpyHunter 1 series software, while no additional cash was received during that period in connection with these sales. The revenue recognized during the six month period ended June 30, 2005 from such sales was approximately $21,275,000, which amount represents all revenue from the sales of SpyHunter 1 series software, which sales occurred almost entirely in the years 2003 and 2004.

SpyHunter 2.0 provides for twelve months of post-contract customer support and updates, if any. Accordingly, the Company recognizes revenue from sales of SpyHunter 2.0 ratably over the 12-month period subsequent to each sale of SpyHunter 2.0. The Company considers revenue from SpyHunter 2.0 sales to be attributable entirely to the service element. Similarly, the Company recognizes revenues from sales of its AdoronsTM Easy Security (previously known as AdoronsTM Anonymous Surfing) software ratably over the 12-month period subsequent to each sale. The Company considers revenue from the sales of this product to be attributable to the service element as well. During the year ended December 31, 2005, the revenue recognized from such sales was approximately $640,000 representing approximately 3% of the Company’s revenue from software products for the year.

With respect to commission income, the Company recognizes such revenue at the time of delivery of the product or the service for which the commission is earned; and with respect to on-line advertising, at the time the advertising revenue is generated as determined by the consumer’s click-through to the advertiser’s website.

The Company’s license agreement for its SpyHunter software does not provide the Company’s customers with any right of return. However, the Company may decide to accept customer returns on a case-by-case basis. For the years ended December 31, 2005 and 2004, the Company had no customer returns or chargebacks.

[3] Property, plant and equipment:

Furniture, equipment and computer hardware are depreciated using the straight-line method over their estimated useful lives of up to five years. Purchased computer software products are amortized using the straight-line method over their estimated useful lives of three years. Leasehold improvements are amortized by the straight-line method over the shorter of the remaining term of the lease or the economic useful life of the asset. The Company evaluates its long-lived assets in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. In the evaluation, the Company compares the values of such assets to the estimated undiscounted future cash flows expected from the use of the assets and their eventual disposition. When the estimated undiscounted future cash flows are less than the carrying amount, an impairment loss is recognized equal to the difference between the assets’ fair value and their carrying value. At December 31, 2005, the Company incurred an impairment charge of $387,055, representing the difference between what the Company had received and expects to receive, $2,785 and $1,000, respectively, from the disposal of its excess furniture and fixtures, as well as the abandonment of its leasehold improvements (see Note M), and their respective carrying values at that date; and the security deposit of $83,147, on its office lease.

[4] Software development costs:

The Company accounts for software development costs in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 86, “Computer Software To Be Sold, Leased, or Otherwise Marketed”. Such costs are expensed prior to achievement of technological feasibility and thereafter are capitalized. There has been very limited software development costs incurred between the time the SpyHunter™ software and its related enhancements have reached technological feasibility and its general release to customers. As a result, all software development costs have been charged to general and administrative expense.

[5] Advertising expenses:

Advertising expenses, consisting primarily of space purchased from various Internet-based marketers as well as search engines, are expensed as incurred. For the years ended December 31, 2005 and 2004, advertising expense amounted to $88,611 and $5,636,743, respectively, and is included in marketing and selling expenses in the Company’s Statement of Operations for those respective years.

[6] Income taxes:

The Company uses the asset and liability method to account for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years during which those temporary differences are expected to be recovered or settled.

[7] Accounting estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue, costs and expenses during the period. Estimates are used in accounting for cost of post-contract customer support, sales returns and allowances, life of depreciable and amortizable assets, employee benefits, provision for income taxes, realization of deferred tax assets and impairment of long-lived assets. Actual results could differ from those estimates.

[8] Stock-based compensation:

The Company records compensation expense for its stock-based employee compensation plans in accordance with the intrinsic-value method prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.” Intrinsic value is the amount by which the market price of the underlying stock exceeds the exercise price of the stock option or award on the measurement date, generally the date of grant. The Company’s options are issued with a strike price equal to the market price of the underlying stock at date of grant and, accordingly, no compensation cost has been recognized for its stock option plans. In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123 (revised 2004”). SFAS 123 (revised 2004) establishes standards that require companies to record the cost resulting from all share-based payment transactions using the fair value method. Transition under SFAS 123 (revised 2004) permits using a modified version of prospective application, under which compensation costs are recorded for all unvested share-based payments outstanding or a modified retrospective method, under which all prior periods impacted by SFAS 123 are restated. SFAS 123 (revised 2004) is effective, for the Company, as of January 1, 2006, with early adoption permitted. The impact of adoption of SFAS 123 (revised 2004) cannot be presently predicted, as it will depend on amounts of share-based payments that are granted in the future. As of December 31, 2005 there was $667,346 of total unrecognized compensation costs related to unvested stock options granted under the Company’s stock option plan. The cost is expected to be recognized over the 17 month weighted-average remaining contractual life.

The following table illustrates the effect on net income (loss) and earnings (loss) per share for the years ended December 31, 2005 and 2004 if the Company had applied the fair value recognition provisions of SFAS 123 (revised 2004) to stock-based employee compensation:

	Year ended December 31,
	2005	2004

Net income (loss), as reported	$10,173,096	$(4,777,224)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	74,127	0
Pro forma net income (loss)	$10,098,969	$(4,777,224)
Earnings (loss) per share:
As reported:
Basic	$0.63	$(0.33)
Diluted	$0.63	$(0.33)
Pro forma:
Basic	$0.60	$(0.33)
Diluted	$0.60	$(0.33)

The fair value of each option grant on the date of grant is estimated using the Black-Scholes option-pricing model reflecting the following weighted average assumptions: Volatilty, 90%; Expected Life of Options, 5 years; Risk Free Interest Rate, 3.91% ; and Dividend Yield, 0%. The weighted-average fair value of options granted during the year ended December 31, 2005 was $0.79.

[9] Earnings per share:

Basic earnings (loss) per share are computed by dividing the income/loss available to common stockholders by the weighted average number of common shares outstanding. For the year ended December 31, 2005, diluted earnings per share reflects the potential dilution assuming common shares were issued upon the exercise of outstanding options and the proceeds thereof were used to purchase outstanding common shares. Options to purchase 953,610 shares of common stock were outstanding during the year ended December 31, 2005, but were not included in the computation of diluted earnings per share because the options’ exercise prices were greater than the average market price of the common shares and, therefore, the effect would be anti-dilutive. For the year ended December 31, 2004, the basic and diluted weighted average shares outstanding are the same because no options were outstanding during the year.

[10] Future impact of recently issued accounting standards:

In June 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3.” SFAS No. 154 will become effective for accounting changes and corrections of errors made in fiscal year 2006 and beyond. The effect of this statement on the Company’s Financial Statements will depend on the nature and significance of future accounting changes subject to this statement.

[11] Cash and cash equivalents:

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Note D - Restricted Cash

Under a credit card processing agreement with a financial institution, which was terminated as of December 31, 2004, the Company had been required to maintain a security reserve deposit as collateral. The amount of the deposit was at the discretion of the financial institution and as of December 31, 2004 it was $1,004,640. During the year ended December 31, 2005, these funds were released to the Company and have been reflected in net cash provided by operating activities for the year ended December 31, 2005, with the result that net cash used in operating activities for the year ended December 31, 2005 was $136,225. Without the benefit of these funds, the Company, in all likelihood, would have exhausted its cash resources prior to December 31, 2005.

Note E - Concentrations of Credit Risk

Cash and cash equivalents

The Company has placed its cash and cash equivalents and had placed its restricted cash with highly capitalized financial institutions insured by the Federal Deposit Insurance Corporation (“FDIC”). At December 31, 2005 and 2004, such cash balances were in excess of FDIC limits.

Accounts receivable

The Company utilizes a third-party servicer (the “servicer”) that acts as a retail merchant to process its sales of software products and to collect its sales receipts from the customers’ credit card companies. The servicer holds the receipts until the end of the month subsequent to the month of the sale, at which time it remits the funds, net of the servicer’s commission, to the Company. This process represents a significant concentration of the Company’s accounts receivable. Accordingly, if the servicer were not able to pay the amounts owed to the Company, the impact would have a material adverse effect upon the Company’s liquidity, financial position and results of operation.

Note F - Property and Equipment

Property and equipment consist of the following at December 31:

		Estimated
	2005	Useful Lives
Computer hardware	$14,000	3 - 5 years
Furniture and fixtures	0	5 years
Communication systems and equipment	0	3 years
Leasehold improvements	0	Life of lease
Purchased software	0	3 years

	14,000
Less accumulated depreciation and amortization	7,000

	$7,000

During the years ended December 31, 2005 and 2004, the Company recorded depreciation and amortization expense of $161,045 and $87,024, respectively. As discussed in Note C-3, the Company recognized an impairment charge of $387,055 during the year ended December 31, 2005. As the Company terminated 61% of its employees during the year ended December 31, 2005 and outsourced their functions to independent contractors as well as remaining employees, the computer and communications equipment, software and furniture and fixtures used by these employees became excess. At December 31, 2005, the Company had sold some of that property and equipment to its employees and former employees, and had entered into an agreement with a third party to sell a portion of the remainder. Since this property and equipment was principally computer and telecommunications equipment, its fair value was deemed to be de minimis and the undepreciated balance was written off, net of a token amount of actual and anticipated proceeds.

Until March 1, 2006, the Company leased space at 17 State Street, New York, New York (the “Building”). On March 10, 2006, the Company advised the owner of the Building that in view of the owner’s breach of certain of its obligations under the Company’s lease of space at the Building, the Company had no choice but to vacate the premises. Accordingly, the Company relocated to offices in Stamford, Connecticut in order to conserve cash while it attempts to develop a viable business plan, rebuild its business and explore strategic alternatives, such as a sale of the Company, a merger or other transaction. The Company may seek to recover the damages it sustained as a result of the landlord’s breach. However, it is possible that a court might find that the Company, which takes the position that it was relieved of its obligations to pay rent on account of the owner’s breach, is liable for the amount of unpaid rent over the remaining term of the lease, plus legal costs, penalties and interest, on the unpaid rent, plus additional damages resulting from the Company’s vacating the premises, less a security deposit of $83,147 (see Note M). The furniture and fixtures at this location as well as the leasehold improvements of the demised premises were abandoned and the Company deemed them to be worthless as of December 31, 2005. In addition, the Company has taken an impairment charge of $83,147 for the security deposit, which may be at risk.

Note G - Stockholders’ equity

The Company has 10,000,000 shares of authorized and unissued capital stock designated as Preferred Stock, $0.001 par value.

Note H - Provision for Income Taxes

The reconciliation of the income tax provision (benefit) computed at the U.S. federal statutory tax rate to the income tax provision (benefit) is as follows:

	2005	2004
Computed provision (benefit)	$6,234,900	$(4,512,000)
State tax provision (benefit), net of federal effect	3,080,003	(1,496,000)
Decrease in valuation allowance		(2,274,000)
Other	(732,936)	(213,000)

Income tax provision (benefit)	$8,581,967	$(8,495,000)

The tax effects of the temporary differences that give rise to deferred tax assets and liabilities at December 31, 2005 and 2004 are presented below:

	2005	2004

Deferred revenue	$4,270,060	$2,861,000
Net operating loss (carrybacks) carryforwards	(4,270,060)	5,634,000

Net deferred tax asset	$0	$8,495,000

As of December 31, 2004, the Company had a federal net operating loss carryforward of approximately $12,559,000 available to offset future taxable income through 2024. This net operating loss carryforward was fully utilized during the year ended December 31, 2005.

Note I - Commitments and Contingencies

[1] Lease:

During 2004, the Company entered into an operating lease for 6,236 square feet of office space for its corporate offices at 17 State Street in downtown Manhattan (see Note M). The lease, which requires minimum monthly rental payments of approximately $16,600, expires on November 30, 2007. In connection with the lease, the Company had provided to the landlord, as a security deposit, an irrevocable and unconditional letter of credit in the principal amount of $83,147. The letter of credit is collateralized by a certificate of deposit account, which matures on December 31, 2007.

Rent expense amounted to $199,583 and $264,473 for the years ended December 31, 2005 and 2004, respectively.

The following is a schedule by years, of future minimum annual lease payments under the operating lease at 17 State Street, as of December 31, 2005:

Year	Operating Lease

2006	$199,552
2007	182,923

Total minimum lease payments	$382,475

[2] Consulting agreement:

In April of 2000, the Company entered into an eighteen-month consulting agreement with an individual. Under the terms of the agreement the consultant would receive 125,000 shares of the Company’s common stock that would vest over the term of the agreement. The agreement was terminated in 2001 and the consultant received 59,000 shares of the Company’s common stock in connection with the services that were provided through the termination date. The Company and the consultant reached an agreement and the consultant exchanged the shares for Maxi shares of common stock on April 8, 2005, as discussed in Note B.

[3] Contingencies:

From time to time the Company is involved in routine legal matters incidental to its business. In the opinion of management, the ultimate resolution of such matters will not have a material adverse effect on the Company’s financial position, results of operations or liquidity. As discussed above and in Notes F and M, the Company vacated its office space during the first quarter of 2006, as a result of the owner’s breach of certain obligations under the Company’s lease at the Building. It is possible that a court might find that the Company is liable for the amount of unpaid rent over the remaining term of the lease, plus legal costs, penalties and interest, on the unpaid rent, plus additional damages resulting from the Company’s vacating the premises, less a security deposit of $83,147.

Note J - Profit Sharing Plan

During 2004, the Company adopted a defined contribution plan, the Enigma Software Group, Inc. 401(k) Plan, (the “401(k) Plan”). The 401(k) Plan became effective on May 1, 2004. Eligible employees are able to make contributions to the 401(k) Plan, which are matched by the Company at the rate of 50% of the first $10,000 of an individual employee’s contribution. The Company’s contributions to the 401(k) Plan for the years ended December 31, 2005 and 2004 were $70,307 and $107,936, respectively.

Note K - Stock Option Plan

During the year ended December 31, 2005, the Company adopted the 2005 Stock Option and Grant Plan (the “Stock Option Plan”), and granted options, under the Stock Option Plan to employees, a non-employee director and to two consultants, to purchase an aggregate of 1,257,595 shares of the Company’s common stock at exercise prices ranging from $1.10-$1.26. Exercise prices are determined by the closing price of the Company’s common stock on the date of the grant or the most recent previous closing price if the common stock has not traded on that day (the “Closing Price”). In the case of non-employee directors, consultants and all employees except the Company’s two co-founders, the price of the grant is equal to the Closing Price. For the Company’s two co-founders, the price of the grant is equal to 110% of the Closing Price. The options vest over periods of up to three years and are generally exercisable for a period of 10 years from the date of the grant, except that for the Company’s two co-founders, the grants are exercisable for a period of five years from the date of the grant. Subsequent to the granting of the options, eleven employees were terminated by the Company during the year ended December 31, 2005, and their unvested options were terminated. As a result, option grants for 303,985 shares were cancelled and returned to the Stock Option Plan, and the total number of options outstanding at December 31, 2005 was 953,610, of which 60,929 have vested and another 89,860 options were scheduled to vest on January 1, 2006. No options were exercised during the year ended December 31, 2005, as the market price of the Company’s common stock was significantly below the exercise prices during a substantial portion of the year.

The fair value of each option was estimated as of the date of issuance using the Black-Scholes option-pricing model, with the following weighted-average assumptions: dividend yield of 0%; expected volatility of 90%; risk-free interest rates ranging from 3.91% to 4.00%; and expected lives of five years from the date of grant.

Note L - Transactions with Related Parties

During 2004, Adorons loaned $120,000 to its Chief Executive Officer, who is also one of the Company’s founders as well as a stockholder. This loan, including interest at market rates, was repaid prior to the completion of the reverse takeover, by the redemption and cancellation of 21,840 shares of Adorons’ common stock owned by this individual. This redemption and cancellation of shares is presented in the Statement of Changes in Stockholders Equity (Capital Deficit) as 61,743 shares, which is the number of newly issued common shares of Maxi that this individual would have received in connection with the Exchange.

In November 2004, the Company entered into a financial advisory agreement with an entity whose chairman owned approximately 0.05% of the Company’s common stock. The agreement provided for a $500,000 advisory fee payable in cash upon the Company’s execution of a Share Exchange Agreement with a public company, which amount was paid in December 2004 to that entity.

Note M - Subsequent Event

Until March 1, 2006, the Company leased space at 17 State Street, New York, New York (the “Building”). On March 10, 2006, the Company advised the owner of the Building that in view of the owner’s breach of certain of its obligations under the Company’s lease of space at the Building, the Company had no choice but to vacate the premises. Accordingly, the Company relocated to offices in Stamford, Connecticut in order to conserve cash while it attempts to develop a viable business plan, rebuild its business and explore strategic alternatives, such as a sale of the Company, a merger or other transaction. The Company may seek to recover the damages it sustained as a result of the landlord’s breach. However, it is possible that a court might find that the Company, which takes the position that it was relieved of its obligations to pay rent on account of the owner’s breach, is liable for the amount of unpaid rent over the remaining term of the lease, plus legal costs, penalties and interest, on the unpaid rent, plus additional damages resulting from the Company’s vacating the premises, less a security deposit of $83,147.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification of Directors and Officers

Section 102(a)(7) of the Delaware General Corporation Law (“DGCL”) authorizes Delaware corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of the directors’ fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations now authorized by such legislation, directors are accountable to corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Although Section 102(a) does not change directors’ duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. Our certificate of incorporation limits the liability of our directors to us or our stockholders (in their capacity as directors but not in their capacity as officers) to the fullest extent permitted by Section 102(a). Specifically, our directors will not be personally liable for monetary damages for breach of a director’s fiduciary duty as a director, except for liability: (i) for any breach of the director’s duty of loyalty to us or our stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for unlawful payments of dividends or unlawful stock repurchase or redemptions as provided in Section 174 of the DGCL; or (iv) for any transactions from which the director derived an improper personal benefit.

Section 145 of the DGCL authorizes Delaware corporations to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had not reasonable cause to believe the person’s conduct was unlawful.

Section 145(g) of the DGCL authorizes Delaware corporations to purchase insurance covering liabilities asserted against directors, officers, employees and agents.

Our directors and officers are indemnified as provided by the DGCL and in our bylaws. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers or persons controlling us pursuant to the foregoing provisions, or otherwise, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person in the successful defense or any action, suit or proceeding) is asserted by one of our directors, officers or controlling persons in connection with any of our securities that are being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 25. Other Expenses of Issuance and Distribution

The following table sets forth the expenses expected to be incurred by us in connection with the issuance and distribution of the Common Stock registered hereby, all of which expenses, except for the SEC registration fee, are estimates:

Description	Amount
Registration Fee	$248.24
*Accounting fees and expenses	$8,000.00
*Legal fees and expenses	$20,000.00
*Transfer Agent fees and expenses	$2,000.00
*Printing	$2,000.00
*Miscellaneous fees and expenses	$10,000.00
Total	$42,248.24

*Estimated

The selling stockholders will not bear any expenses associated with the filing of the Registration Statement.

Item 26. Recent Sales of Unregistered Securities

On June 28, 2006, the Company sold Debentures to Dutchess Private Equities Fund, LP and Dutchess Private Equities Fund, II, LP in the principal amount of One Million dollars ($1,000,000), convertible into shares of Common Stock of the Company. The issuance and sale of the Debentures is intended to be exempt from registration by virtue of Section 4(2) of the 1933 Act and the provisions of Regulation D thereunder, based on the Company’s belief that the offer and sale of the Debentures did not involve a public offering, as all of the purchasers were “accredited” investors and no general solicitation was involved in the offering.

Item 27. Exhibits

The following exhibits are included as part of this Form SB-2/A.

Exhibit No.	Description
3.1	Enigma Software Group, Inc. Articles of Incorporation (incorporated by reference to Exhibit 3 to the Company’s Form 10-KSB, filed on April 10, 2006).

3.2	Enigma Software Group, Inc. Bylaws (incorporated by reference to Exhibit 3 to the Company’s Form 10-KSB, filed on April 10, 2006).

4.1	Certificate of Designation of Series A Convertible Preferred Stock (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K, filed on June 30, 2006).

4.2	Stock Option and Grant Plan, dated March 8, 2005 (incorporated by reference to Exhibit 10.7 to the Company’s Form 10-KSB, filed on March 29, 2005.)

4.3**	Form of Specimen Stock Certificate.

5	Opinion of Kirkpatrick & Lockhart Nicholson Graham LLP as to the legality of the shares (incorporated by reference to Exhibit 5 of the Company’s SB-2, filed on July 25, 2006).

10.1
Lease Agreement, dated as of April 2004, by and between Enigma Software Group, Inc. and RFR/SF 17 State Street LP (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K, filed on February 18, 2005).

10.2
Employment Agreement, dated as of November 15, 2004, by and between Enigma Software Group, Inc. and Colorado Stark (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K, filed on February 18, 2005).

10.3
Employment Agreement, dated as of November 15, 2004, by and between Enigma Software Group, Inc. and Alvin Estevez (incorporated by reference to Exhibit 10.3 to the Company’s Form 8-K, filed on February 18, 2005).

10.4
Employment Agreement, dated as of November 15, 2004, by and between Enigma Software Group, Inc. and Richard M. Scarlata (incorporated by reference to Exhibit 10.4 to the Company’s Form 8-K, filed on February 18, 2005).

10.5	Audit Committee Charter, dated March 8, 2005 (incorporated by reference to Exhibit 10.5 to the Company’s Form 10-KSB, filed on March 29, 2005).

10.6	Compensation Committee Charter, dated March 8, 2005 (incorporated by reference to Exhibit 10.6 to the Company’s Form 10-KSB, filed on March 29, 2005).

10.7
Subscription Agreement, dated June 28, 2006, by and among Enigma Software Group, Inc., Dutchess Private Equities Fund, LP and Dutchess Private Equities Fund, II, LP (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K, filed on June 30, 2006).

10.8
Debenture Registration Rights Agreement, dated June 28, 2006, by and among Enigma Software Group, Inc., Dutchess Private Equities Fund, LP and Dutchess Private Equities Fund, II, LP (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K, filed on June 30, 2006).

10.9
Debenture Agreement, dated June 28, 2006, by and among Enigma Software Group, Inc., Dutchess Private Equities Fund, LP and Dutchess Private Equities Fund, II, LP (incorporated by reference to Exhibit 10.3 to the Company’s Form 8-K, filed on June 30, 2006).

10.10
Warrant Agreement, dated June 28, 2006, by and among Enigma Software Group, Inc., Dutchess Private Equities Fund, LP and Dutchess Private Equities Fund, II, LP (incorporated by reference to Exhibit 10.10 of the Company’s SB-2, filed on July 25, 2006).

10.11
Security Agreement, dated June 28, 2006, by and among Enigma Software Group, Inc., Dutchess Private Equities Fund, LP and Dutchess Private Equities Fund, II, LP (incorporated by reference to Exhibit 10.11 of the Company’s SB-2, filed on July 25, 2006).

10.12
Share Exchange Agreement, dated June 28, 2006, among Enigma Software Group, Inc. and Colorado Stark and Alvin Estevez (incorporated by reference to Exhibit 10.4 to the Company’s Form 8-K, filed on June 30, 2006).

10.13	End User License Agreement of Enigma Software Group, Inc (incorporated by reference to Exhibit 10.13 of the Company’s SB-2, filed on July 25, 2006).

10.14*	Publisher Agreement between Enigma Software Group, Inc. and Reg.Net, Inc., dated January 26, 2005.

10.15*	Financial Advisor Agreement between Enigma Software Group, Inc. and Jesup & Lamont Securities Corporation, dated November 10, 2004.

14	Code of Ethics, dated March 8, 2005 (incorporated by reference to Exhibit 14 to the Company’s Form 10-KSB, filed on March 29, 2005).

16	Letter on change in certifying accountant (incorporated by reference to Exhibit 16.1 to the Company’s Form 8-K/A, filed January 30, 2006.)

21	Subsidiaries (incorporated by reference to Exhibit 21 to the Company’s Form 10-KSB, filed on March 29, 2005).

23.1*	Consent of Bagell, Josephs, Levine & Company, LLC.

23.2*	Consent of Eisner LLP.

23.3*	Consent of Kirkpatrick & Lockhart Nicholson Graham, LLP.

*Filed herewith.

**To be filed by amendment.

Item 28. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Company hereby undertakes that it will:

(1) File, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to:

(i)  Include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)  Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement;

(iii)  Include any additional or changed information on the plan of distribution.

(2) For determining liability under the Securities Act, treat each such post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(4) For determining liability of the undersigned Company under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned Company undertakes that in a primary offering of securities of the undersigned Company pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Company will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)  Any preliminary prospectus or prospectus of the undersigned Company relating to the offering required to be filed pursuant to Rule 424;

(ii)  Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Company or used or referred to by the undersigned Company

(iii)  The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Company or its securities provided by or on behalf of the undersigned Company; and

(iv)  Any other communication that is an offer in the offering made by the undersigned Company to the purchaser.

Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the Registration Statement as of the date it is first used after effectiveness. Provided however, that no statement made in a registration statement or prospectus that is part of the Registration Statement or made in a document incorporated or deemed incorporated by reference into the Registration Statement or prospectus that is part of the Registration Statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the Registration Statement or prospectus that was part of the Registration Statement or made in any such document immediately prior to such date of first use.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it met all the requirements of filing on Form SB-2 and authorized this Registration Statement to be signed on its behalf by the undersigned, in Stamford, Connecticut, on September 28, 2006.

Enigma Software Group, Inc.

By:	/s/ Alvin Estevez
Alvin Estevez
President and Chief Executive Officer

In accordance with the requirements of the Securities Act, this Registration Statement was signed by the following persons in the capacities and on the dates stated.

Signature	Title	Date

/s/ Alvin Estevez	President and Chief Executive Officer	September 28, 2006
Alvin Estevez	(principal executive officer)

/s/ Colorado Stark	Executive Chairman	September 28, 2006
Colorado Stark

/s/ Richard M. Scarlata	Chief Financial Officer	September 28, 2006
Richard M. Scarlata	(principal financial and accounting officer)

EXHIBIT INDEX

Exhibit No.	Description

3.1	Enigma Software Group, Inc. Articles of Incorporation (incorporated by reference to Exhibit 3 to the Company’s Form 10-KSB, filed on April 10, 2006).

3.2	Enigma Software Group, Inc. Bylaws (incorporated by reference to Exhibit 3 to the Company’s Form 10-KSB, filed on April 10, 2006).

4.1	Certificate of Designation of Series A Convertible Preferred Stock (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K, filed on June 30, 2006).

4.2	Stock Option and Grant Plan, dated March 8, 2005 (incorporated by reference to Exhibit 10.7 to the Company’s Form 10-KSB, filed on March 29, 2005.)

4.3**	Form of Specimen Stock Certificate.

5	Opinion of Kirkpatrick & Lockhart Nicholson Graham LLP as to the legality of the shares (incorporated by reference to Exhibit 5 of the Company’s SB-2, filed on July 25, 2006).

10.1
Lease Agreement, dated as of April 2004, by and between Enigma Software Group, Inc. and RFR/SF 17 State Street LP (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K, filed on February 18, 2005).

10.2
Employment Agreement, dated as of November 15, 2004, by and between Enigma Software Group, Inc. and Colorado Stark (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K, filed on February 18, 2005).

10.3
Employment Agreement, dated as of November 15, 2004, by and between Enigma Software Group, Inc. and Alvin Estevez (incorporated by reference to Exhibit 10.3 to the Company’s Form 8-K, filed on February 18, 2005).

10.4
Employment Agreement, dated as of November 15, 2004, by and between Enigma Software Group, Inc. and Richard M. Scarlata (incorporated by reference to Exhibit 10.4 to the Company’s Form 8-K, filed on February 18, 2005).

10.5	Audit Committee Charter, dated March 8, 2005 (incorporated by reference to Exhibit 10.5 to the Company’s Form 10-KSB, filed on March 29, 2005).

10.6	Compensation Committee Charter, dated March 8, 2005 (incorporated by reference to Exhibit 10.6 to the Company’s Form 10-KSB, filed on March 29, 2005).

10.7
Subscription Agreement, dated June 28, 2006, by and among Enigma Software Group, Inc., Dutchess Private Equities Fund, LP and Dutchess Private Equities Fund, II, LP (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K, filed on June 30, 2006).

10.8
Debenture Registration Rights Agreement, dated June 28, 2006, by and among Enigma Software Group, Inc., Dutchess Private Equities  Fund, LP and Dutchess Private Equities Fund, II, LP (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K, filed on June 30, 2006).

10.9
Debenture Agreement, dated June 28, 2006, by and among Enigma Software Group, Inc., Dutchess Private Equities Fund, LP and Dutchess Private Equities Fund, II, LP (incorporated by reference to Exhibit 10.3 to the Company’s Form 8-K, filed on June 30, 2006).

10.10
Warrant Agreement, dated June 28, 2006, by and among Enigma Software Group, Inc., Dutchess Private Equities Fund, LP and Dutchess Private Equities Fund, II, LP (incorporated by reference to Exhibit 10.10 of the Company’s SB-2, filed on July 25, 2006).

10.11
Security Agreement, dated June 28, 2006, by and among Enigma Software Group, Inc., Dutchess Private Equities Fund, LP and Dutchess Private Equities Fund, II, LP (incorporated by reference to Exhibit 10.11 of the Company’s SB-2, filed on July 25, 2006).

10.12
Share Exchange Agreement, dated June 28, 2006, among Enigma Software Group, Inc. and Colorado Stark and Alvin Estevez (incorporated by reference to Exhibit 10.4 to the Company’s Form 8-K, filed on June 30, 2006).

10.13	End User License Agreement of Enigma Software Group, Inc (incorporated by reference to Exhibit 10.13 of the Company’s SB-2, filed on July 25, 2006).

10.14*	Publisher Agreement between Enigma Software Group, Inc. and Reg.Net, Inc., dated January 26, 2005.

10.15*	Financial Advisor Agreement between Enigma Software Group, Inc. and Jesup & Lamont Securities Corporation, dated November 10, 2004.

14	Code of Ethics, dated March 8, 2005 (incorporated by reference to Exhibit 14 to the Company’s Form 10-KSB, filed on March 29, 2005).

16	Letter on change in certifying accountant (incorporated by reference to Exhibit 16.1 to the Company’s Form 8-K/A, filed January 30, 2006.)

21	Subsidiaries (incorporated by reference to Exhibit 21 to the Company’s Form 10-KSB, filed on March 29, 2005).

23.1*	Consent of Bagell, Josephs, Levine & Company, LLC.

23.2*	Consent of Eisner LLP

23.3*	Consent of Kirkpatrick & Lockhart Nicholson Graham, LLP.

*Filed herewith.

**To be filed by amendment.